    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 2000



                                                              FILE NO. 333-94971

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                          ROBOTIC VISION SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                11-2400145
              (STATE OR OTHER JURISDICTION                                   (I.R.S. EMPLOYER
           OF INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NUMBER)

                                 5 SHAWMUT ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 821-0830
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  PAT V. COSTA
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ROBOTIC VISION SYSTEMS, INC.
                                 5 SHAWMUT ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 821-0830
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  IRA I. ROXLAND, ESQ.                                    JAY L. BERNSTEIN, ESQ.
                JOSEPH H. SCHMITT, ESQ.                                  KATHLEEN L. WERNER, ESQ.
    COOPERMAN LEVITT WINIKOFF LESTER & NEWMAN, P.C.                 CLIFFORD CHANCE ROGERS & WELLS LLP
                    800 THIRD AVENUE                                         200 PARK AVENUE
                NEW YORK, NEW YORK 10022                                 NEW YORK, NEW YORK 10166
                  TEL: (212) 688-7000                                      TEL: (212) 878-8000
                  FAX: (212) 755-2839                                      FAX: (212) 878-8375

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED              UNIT(1)                 PRICE             REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value........       5,000,000                $13.38              $76,906,250           $20,303.25(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value(3).....        250,000                 $11.75              $ 2,937,500              $775.50
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).


(2) Previously paid.


(3) Shares of common stock to be sold by a selling shareholder as set forth in the prospectus.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2000


PROSPECTUS

[ROBOTIC VISION SYSTEMS, INC. LOGO]


                                5,250,000 SHARES


                          ROBOTIC VISION SYSTEMS, INC.
                                  COMMON STOCK
                            ------------------------


     We are offering 5,000,000 shares of our common stock and a selling shareholder is selling 250,000 shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder.



     Our common stock is quoted on the Nasdaq National Market under the symbol "ROBV." On January 28, 2000, the last reported sale price on the Nasdaq National Market was $11 3/4 per share.


                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.


                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


----------------------------------------------------------------------------------
                                                              PER SHARE     TOTAL
----------------------------------------------------------------------------------
Public Offering Price.......................................   $           $
Underwriting Discounts and Commissions......................   $           $
Proceeds to Us, Before Expenses.............................   $           $
Proceeds to Selling Shareholder.............................   $           $
----------------------------------------------------------------------------------


     The underwriters may also purchase up to an additional 750,000 shares from us at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus, to cover any over-allotments. The underwriters
expect to deliver the shares to purchasers on or about             , 2000
                            ------------------------
ING BARINGS

                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

                                                       MCDONALD INVESTMENTS INC.
                                           , 2000

                                   [Artwork]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information contained or incorporated by reference in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. The discussion of our business in this prospectus includes the operations of our subsidiaries and the operations of any companies we acquired, unless we tell you otherwise.

                                  THE COMPANY


     Robotic Vision Systems designs, manufactures and markets machine vision, automatic identification and related products for the semiconductor capital equipment, electronics, automotive, aerospace, pharmaceutical and other industries. Founded in 1976, we use advanced technology including vision-enabled process equipment, high performance optics, lighting and advanced hardware and software to offer a full range of automation solutions. In 1991, we introduced the first generation of our current principal product, the lead scanner, a three-dimensional machine vision system which inspects the physical characteristics of packaged semiconductors. We believe we currently have the dominant share of lead scanners used by the semiconductor industry. More recently, we have become a leader in designing and manufacturing products which utilize machine vision technology to interpret one- and two-dimensional bar codes.


     We operate through two divisions -- the Semiconductor Equipment Group and the Acuity CiMatrix Division.

- The Semiconductor Equipment Group's primary business is the design, manufacture and marketing of systems that inspect assembled chip packages, transfer integrated circuits from one medium to another and attach solder balls to ball grid array semiconductors. This group serves the semiconductor capital equipment market.

- The Acuity CiMatrix Division designs, manufactures and markets two primary product lines:

     -- vision systems used in the general purpose machine vision market for a variety of industrial applications; and

     -- one- and two-dimensional bar code reading systems and related products used in the automatic identification and data collection market to track the manufacture and distribution of industrial and consumer products.

     We were pioneers in the development of machine vision and have utilized our technology to enter the emerging market for two-dimensional bar code readers. We developed the technology and own the patents to Data Matrix, a two-dimensional bar code symbology which can be marked directly onto parts and components. We placed the Data Matrix symbology into the public domain in order to encourage the widespread adoption of this coding system and the sale of our two-dimensional bar code readers. In addition, we design and manufacture high-speed bar code scanning equipment for traditional one-dimensional reading applications such as sorting devices commonly used in e-commerce infrastructure, logistics, material handling and warehousing applications.

     Our goal is to grow by continuing to work with leaders in each of our served markets, anticipating their needs and offering them the most advanced products and technology. To accomplish this objective, we intend to:

- Leverage our leading position in selected semiconductor capital equipment market niches;

- Further develop the two-dimensional bar code market as the inventor of Data Matrix symbology; and

- Capitalize upon the convergence of the machine vision and bar code industries.

     By incorporating our expertise in machine vision with our innovations in bar code technologies, we are uniquely positioned to offer integrated solutions for a variety of automation needs.


     We were incorporated in New York in 1976 and reincorporated in Delaware in 1977. Our executive offices are located at 5 Shawmut Road, Canton, Massachusetts 02021. Our telephone number is (781) 821-0830 and our website is located at www.rvsi.com. The information on our website is not part of this prospectus.


                              RECENT DEVELOPMENTS


     Our revenues were $47.1 million for the three months ended December 31, 1999, compared to $29.4 million for the three months ended December 31, 1998, representing an increase of 60.1%. Net income attributable to common stockholders was $1.1 million, or $0.04 per share, for the three months ended December 31, 1999.



     We define bookings during a fiscal period as incoming orders deliverable to customers in the next twelve months less cancellations. Our bookings for the three months ended December 31, 1999 were $55.9 million, representing an increase of $8.3 million, or 17.4%, from $47.6 million for the quarter ended September 30, 1999, and an increase of $24.4 million, or 77.3%, from $31.5 million for the quarter ended December 31, 1998.


     On December 27, 1999, we reported that Pratt & Whitney, an engine manufacturer, has adopted the Data Matrix two-dimensional symbology for on-parts marking of its critical engine components and will use our MXi hand-held imager to read those parts. Pratt & Whitney is a United Technologies Corporation company.

     On November 29, 1999, we announced that we received an order for our new WS-1000 Wafer Inspection System. The WS-1000 is being used as a front-end inspection system in the manufacturing of flip chips, integrated circuits used in wireless communication products. The system has since been installed by a major U.S. manufacturer of integrated circuits for computer and communications products. We believe that our WS-1000 is the only product currently capable of providing semiconductor companies the large number of inspections they desire at volume manufacturing levels.


     In December 1998, we introduced the MXi, a hand-held imager that resulted from a joint development and marketing arrangement with Polaroid Corporation. In November 1999, we acquired Polaroid's interest in the MXi, including all relevant intellectual property rights, for a $2.0 million subordinated convertible note. Polaroid, the selling shareholder, has elected to convert this note and accrued interest into shares of our common stock, at $8.00 per share, for sale in this offering. We will pay Polaroid a royalty based on net sales of the MXi.

                                  THE OFFERING


Common stock offered by us..........      5,000,000 shares



Common stock offered by selling
shareholder.........................        250,000 shares(1)



Common stock to be outstanding after
this offering.......................     32,688,304 shares(2)



Use of proceeds.....................     The net proceeds to us will be used to
                                         repay approximately $35.3 million of
                                         remaining outstanding indebtedness
                                         under our bank credit facility, to fund
                                         product development and capital
                                         expenditures and to provide working
                                         capital.

---------------

(1) The number of shares offered by the selling shareholder is based upon the number of shares represented by the conversion of Polaroid's $2.0 million subordinated convertible note and accrued interest at an exercise price of $8.00 per share, as of December 31, 1999. The actual number of shares offered by the selling shareholder will be calculated as of the offering date.



(2) Does not include, as of December 31, 1999, (a) 4,082,393 shares of common stock issuable upon exercise of stock options outstanding with a weighted average exercise price of $5.21 per share, (b) 1,739,431 shares of common stock reserved for future issuance under our stock option plans, (c) 2,777,778 shares of common stock issuable upon exercise of outstanding prepaid warrants for which we have already received proceeds based on an average exercise price of $3.96 per share and (d) 5,820,055 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $4.32 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                              THREE MONTHS
                                                  ENDED
                                              DECEMBER 31,                  FISCAL YEAR ENDED SEPTEMBER 30,
                                            -----------------   --------------------------------------------------------
                                             1999      1998       1999        1998        1997        1996        1995
                                            -------   -------   --------    --------    --------    --------    --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues..................................  $47,080   $29,405   $128,230    $169,007    $169,342    $153,975    $145,415
Income (loss) before income taxes(1)......    1,353    (2,272)    (9,258)    (40,505)      1,393        (319)     12,092
Provision (benefit) for income taxes......       27        --         --          --         745      (1,154)        (56)
Net income (loss).........................    1,326    (2,272)    (9,258)    (40,505)        648         835      12,148
Premium on prepaid warrants...............      193        --        463          --          --          --          --
Net income (loss) attributable to common
  stockholders............................  $ 1,133    (2,272)  $ (9,721)   $(40,505)   $    648    $    835    $ 12,148
Net income (loss) per share
  Basic...................................  $  0.04   $ (0.09)  $  (0.38)   $  (1.65)   $   0.03    $   0.04    $   0.65
  Diluted.................................  $  0.04   $ (0.09)  $  (0.38)   $  (1.65)   $   0.03    $   0.04    $   0.58



                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,
                                            1999       1999        1999       1999       1998       1998        1998       1998
                                          --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $47,080     $40,271    $31,260    $27,294    $29,405    $ 28,402    $ 39,090   $47,727
Income (loss) before income taxes(2)....    1,353         287     (3,161)    (4,112)    (2,272)    (23,051)    (15,433)   (5,672)
Provision (benefit) for income taxes....       27          --         --         --         --        (108)         --        --
Net income (loss).......................    1,326         287     (3,161)    (4,112)    (2,272)    (22,943)    (15,433)   (5,672)
Premium on prepaid warrants.............      193         193        193         77         --          --          --        --
Net income (loss) attributable to common
  stockholders..........................  $ 1,133     $    94    $(3,354)   $(4,189)   $(2,272)   $(22,943)   $(15,433)  $(5,672)
Net income (loss) per share
  Basic.................................  $  0.04     $  0.00    $ (0.13)   $ (0.17)   $ (0.09)   $  (0.92)   $  (0.63)  $ (0.23)
  Diluted...............................  $  0.04     $  0.00    $ (0.13)   $ (0.17)   $ (0.09)   $  (0.92)   $  (0.63)  $ (0.23)
OTHER DATA:
Bookings................................  $55,944     $47,647    $36,740    $30,852    $31,548    $ 20,473    $ 23,690   $44,527



                                                                AT DECEMBER 31, 1999
                                                              -------------------------
                                                                                AS
                                                               ACTUAL       ADJUSTED(3)
                                                              --------      -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $  6,731       $ 61,550
Total assets................................................   130,537        143,031
Long-term debt, including current portion...................     4,991          2,991
Notes payable...............................................    35,325             --
Total liabilities...........................................    81,708         37,383
Prepaid warrants............................................     9,298          9,298
Stockholders' equity........................................    39,531         96,350


---------------
(1) Net of inventory provisions, merger expenses and severance and other charges of $255,000, $23,800,000, $1,504,000, $5,713,000 and $1,305,000 in fiscal years 1999, 1998, 1997, 1996 and 1995.


(2) Net of inventory provisions, merger expenses and severance and other charges of $255,000, $13,073,000, $6,920,000 and $3,184,000 for the three months ended June 30, 1999, September 30, 1998, June 30, 1998 and March 31, 1998.



(3) Adjusted to reflect the sale of the 5,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $11 3/4 per share which was the last reported sales price of our common stock as of January 28, 2000 and after deducting the underwriting discounts and estimated offering expenses and giving effect to the application of the net proceeds. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prospective investors should consider carefully the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus prior to making an investment in our common stock.

OUR PRINCIPAL MARKET IS THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY WHICH CAUSES A CYCLICAL IMPACT ON OUR FINANCIAL RESULTS

     We sell capital equipment to companies that design, manufacture, assemble and test semiconductor devices. The semiconductor industry is highly cyclical, causing in turn a cyclical impact on our financial results. Any significant downturn in the markets for our customers' semiconductor devices or in general economic conditions would likely result in a reduction in demand for our products and would hurt our business.

     Most recently, our revenue and operating results declined in fiscal years 1998 and 1999 as a result of a sudden and severe downturn in the semiconductor industry precipitated by a recession in Asian countries. Downturns in the semiconductor capital equipment industry have been characterized by diminished product demand, excess production capacity and accelerated erosion of selling prices. In the past, we have experienced delays in commitments, delays in collecting accounts receivable and significant declines in demand for our product during these downturns, and we cannot be certain that we will be able to maintain or exceed our current level of sales. Additionally, as a capital equipment provider, our revenues are driven by the spending patterns of our customers who often delay expenditures or cancel orders in reaction to variations in their businesses. Because a high proportion of our costs are fixed, we are limited in our ability to reduce expenses quickly in response to revenue short-falls. In a contraction, we may not be able to reduce our significant fixed costs, such as continued investment in research and development and capital equipment requirements.

     During a downturn, we may experience delays in collecting receivables, which may impose constraints on our working capital. In addition, a downturn in industry demand for our products that we are unable to anticipate may place us in a position of excessive inventories, which would further constrain cash flow. By way of illustration, we were compelled to reduce our inventory carrying value by approximately $16.6 million for the fiscal year ended September 30, 1998 as a consequence of an industry downturn which unexpectedly began in March 1998.

OUR RETURN TO SUSTAINED PROFITABILITY CANNOT BE ASSURED


     We incurred net losses of $9.7 million and $40.5 million for the fiscal years ended September 30, 1999 and 1998, respectively, primarily attributable to the worldwide downturn in demand for semiconductor capital equipment which began in March 1998 and continued through the first half of calendar year 1999. While we reported net income of $287,000 and $1.3 million on revenues of $40.3 million and $47.1 million for the three month periods ended September 30 and December 31, 1999, respectively, our return to sustained profitable operations will depend upon our ability to maintain these quarterly revenue levels or make further reductions in our costs. We can give no assurance that we will return to sustained profitability.


THE MARKET FOR SEMICONDUCTOR CAPITAL EQUIPMENT IS HIGHLY CONCENTRATED

     The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of purchases of semiconductor capital equipment. Sales to our ten largest customers accounted for 33.3% of total revenues in fiscal year 1999 and 41.1% in fiscal year 1998. No single customer accounted for more than 10% of revenues in fiscal year 1999. However, Intel Corporation accounted for 20.0% of our revenues in fiscal year 1998. A loss of or decrease in purchases by one of these customers could materially and adversely affect our sales.

ECONOMIC DIFFICULTIES ENCOUNTERED BY CERTAIN OF OUR FOREIGN CUSTOMERS HAVE RESULTED IN ORDER CANCELLATIONS AND REDUCED COLLECTIONS OF OUTSTANDING ACCOUNTS RECEIVABLE

     International sales, primarily to Asia and Western Europe, accounted for approximately 56% and 64% of our revenues for the fiscal years ended September 30, 1999 and 1998, respectively. In particular, sales to Taiwan, Korea and other Asian countries accounted for approximately 41% and 54% of our revenues for the fiscal years ended September 30, 1999 and 1998, respectively. While our sales in Asia are generally denominated in U.S. dollars, our international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions, duties and other political and economic factors. The recent Asian economic crisis led to significant order cancellations from customers in Taiwan, Korea, Malaysia and the Philippines as currency devaluations prevented these customers from acquiring U.S. dollars at favorable exchange rates, thereby adversely affecting both our revenue levels and profitability.

DEVELOPMENT OF OUR PRODUCTS REQUIRES SIGNIFICANT LEAD TIME AND WE MAY FAIL TO CORRECTLY ANTICIPATE THE TECHNICAL NEEDS OF OUR MARKETS

     We must anticipate industry trends and develop products in advance of the commercialization of semiconductor capital equipment. We are required to make capital investments to develop new products before they are commercially accepted by our customers. In addition, if we are not successful in developing enhancements or new generations of products, we may not be able to recover the costs of these investments or may incur significant losses. If we are not able to develop new products which meet the needs of our markets, our competitive position in our industries may be diminished and our relationships with our customers may be impaired.

INADEQUATE CASH FLOW AND RESTRICTIONS IN OUR BANKING ARRANGEMENTS MAY IMPEDE OUR PRODUCTION AND PREVENT US FROM INVESTING SUFFICIENT FUNDS IN RESEARCH AND DEVELOPMENT

     The markets for our products are extremely competitive. Our near-term competitive position is dependent upon our ability to satisfy orders received in a timely manner. To do so, we need access to capital to rapidly increase our production capabilities. Maintaining our long-term competitive position will require our continued investment in research and product development. Our ability to make such investment may be limited by our cash flow availability and by our need to comply with covenants in our banking arrangements that may limit our production, research and product development expenditures.

WE WILL BE IN DEFAULT IF WE DO NOT REPAY OR REPLACE OUR BANKS BY MARCH 17, 2000


     We owed approximately $35.3 million to our banks as of December 31, 1999. This indebtedness is secured by substantially all of our assets. We periodically requested waivers of financial covenants or amendments to the agreement with our banks because we were not able to comply with the requirements of the agreement. While our financing agreement has recently been amended to conform its financial covenants to reflect our current operating plans and we are currently in compliance with its provisions, we cannot be certain that we will remain in compliance for the balance of its term. We must either repay our total bank indebtedness prior to March 17, 2000, negotiate an extension of our bank credit facility or obtain replacement financing. In the event that we do not obtain alternative financing or if a default is declared by our banks, it is likely that our cash resources will be severely constrained. We intend to use the proceeds of this offering to repay the remaining outstanding indebtedness under this credit facility.

OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO HIRE AND RETAIN QUALIFIED PERSONNEL

     Our success depends in large part upon our ability to hire and retain qualified personnel in technical and managerial positions. We have a limited number of employment agreements with our technical and managerial personnel. The market for employees with the combination of skills and attributes required to carry out our needs is extremely competitive. Our inability to hire and retain such personnel could adversely affect our growth and profitability.

THE LARGE NUMBER OF SHARES AVAILABLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

     As of December 31, 1999, we had outstanding:

     - 4,082,393 shares of common stock issuable upon exercise of stock options with a weighted average exercise price of $5.21 per share; and


     - Approximately 250,000 shares of common stock issuable upon the conversion of a subordinated convertible note. This note will be converted into common shares which will be sold in this offering by the selling shareholder.


     In addition, we had a total of 8.6 million warrants outstanding, of which
6.4 million were exercisable as of December 31, 1999, of which 2.2 million will or may become exercisable by December 31, 2000. A table detailing these warrants follows.

                                                                      EXERCISABLE            WEIGHTED AVERAGE EXERCISE PRICE
                                                              ----------------------------   -------------------------------
                                                OUTSTANDING   CURRENTLY   BY DEC. 31, 2000   CURRENTLY      BY DEC. 31, 2000
                                                -----------   ---------   ----------------   ---------      ----------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
- Warrants Issued Prior to Fiscal 1999........       254          254              0          $10.77                --
- Incentive Warrants Issued in Fiscal 1999....     1,247        1,247              0          $ 3.96                --
- Prepaid Warrants Issued in Fiscal 1999......     2,778        1,389          1,389          $ 3.96             $3.96
- Other Warrants Issued in Fiscal 1999........     4,319        3,492            827          $ 4.06             $3.96
                                                   -----        -----          -----          ------             -----
  Total.......................................     8,598        6,382          2,216


     Except for approximately 327,000 shares, all of the shares underlying these warrants have been registered for resale.



     The holders of certain of these warrants representing approximately 7.2 million shares of common stock have entered into a lock-up agreement with ING Barings LLC, as representative of the underwriters, limiting sales by the holders of shares issuable upon exercise of those warrants. The holders have agreed that, for a 120-day period after the date of the execution of an underwriting agreement with regard to this offering, they will not, without the permission of ING Barings, sell more than 25% of the shares of common stock issuable upon exercise of such warrants, except that this restriction on sale will not apply on any trading day that immediately follows a period of five consecutive trading days during which the daily closing price of such shares on the Nasdaq National Market is either three dollars more per share or three dollars less per share than the public offering price set forth on the cover page of this prospectus. In addition, this lock-up agreement does not apply to shares purchased in open market transactions and will not prohibit the holding of shares in a margin account or the extension of existing swap or other derivative transactions.

     Future sales of any shares represented by outstanding options and warrants, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. Further, any issuance of a substantial number of these shares could result in increased volatility in the price of our common stock.


OUR STOCK PRICE IS VOLATILE


     In the past twelve months, the closing price of our common stock has ranged from a low of $1 15/16 to a high of $14 1/4. The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:


     - quarterly variations in operating results;

     - differences between our quarterly results of operations and securities analysts' estimates;

     - announcements of technological innovations, new products or strategic alliances;

     - the announcement of the results of existing or new litigation; and

     - news reports relating to companies or trends in our markets.

SYSTEM FAILURES OR MISCALCULATIONS ATTRIBUTABLE TO THE YEAR 2000 ISSUE COULD DISRUPT OUR FUTURE OPERATIONS

     The Year 2000 issue is the result of computer programs only being able to use two digits rather than four to define the applicable year. Thus, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Although we believe that we have adequately addressed the Year 2000 issue, having experienced no failures or disruptions in our internal operating systems or our products or in those of our third party vendors or suppliers either on or after January 1, 2000, it is possible that future failures or disruptions stemming from Year 2000 issues may yet result in our inability to process transactions, send invoices, accept customer orders or timely provide customers with products and services.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements including statements regarding, among other items, business strategy, growth strategy and anticipated trends in our business, which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect" and "anticipate" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, including those set forth in "Risk Factors," describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of our common stock are estimated to be approximately $54.8 million, assuming a public offering price of $11 3/4 per share, after deducting the underwriting discounts and estimated offering expenses. We plan to use the net proceeds to repay approximately $35.3 million of outstanding remaining indebtedness under our bank credit facility, to fund product development and capital expenditures and to provide working capital.



     As of December 31, 1999, $35.3 million was outstanding under our bank credit facility. Borrowings thereunder currently bear interest at the prime rate plus two percent. We are obligated to repay all borrowings under this facility by March 17, 2000. You should read the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for additional information about our bank credit facility.


                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "ROBV." The following table sets forth the high and low closing prices for our common stock for the periods indicated:


FISCAL QUARTER ENDED                                         HIGH      LOW
--------------------                                         ----      ---
Through January 28, 2000...................................  $14 1/4   $ 9 1/8
December 31, 1999..........................................    9 7/8     3 9/13
September 30, 1999.........................................    5 3/4     3 5/16
June 30, 1999..............................................    3 25/32   1 15/16
March 31, 1999.............................................    3 15/16   2 5/16
December 31, 1998..........................................    4 9/16    2 1/8
September 30, 1998.........................................    5 1/8     2 9/16
June 30, 1998..............................................   12 9/16    3 13/16
March 31, 1998.............................................   14 1/16   10



     As of December 31, 1999, there were approximately 3,400 holders of record and approximately 30,000 beneficial owners of our common stock. The closing sale price of our common stock on the Nasdaq National Market on January 28, 2000 was $11 3/4 per share.


                                DIVIDEND POLICY

     We have never paid any cash dividends and intend, for the foreseeable future, to retain any future earnings for the development of our business. Our existing bank credit agreement currently restricts our ability to pay dividends. Our future dividend policy will be determined by our board of directors on the basis of various factors, including our results of operations and financial condition.

                                 CAPITALIZATION


     The following table sets forth our notes payable, long-term debt, prepaid warrants and stockholders' equity at December 31, 1999 and as adjusted to reflect the sale of the 5,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $11 3/4 per share which was the last reported sales price of our common stock as of January 28, 2000, after deducting the underwriting discounts and estimated offering expenses that we will pay and giving effect to our receipt and application of the net proceeds:



                                                            AT DECEMBER 31, 1999
                                                          ------------------------
                                                           ACTUAL      AS ADJUSTED
                                                          ---------    -----------
                                                               (IN THOUSANDS)
Notes payable...........................................  $  35,325     $      --
                                                          =========     =========
Long-term debt, including current portion...............  $   4,991     $   2,991
                                                          =========     =========
Prepaid warrants........................................  $   9,298     $   9,298
                                                          =========     =========
Stockholders' equity:
  Common stock, $0.01 par value; 75,000 shares
     authorized; 27,354 shares issued and outstanding,
     actual;           shares issued and outstanding, as
     adjusted(1)........................................        274           327
  Additional paid-in capital............................    179,883       236,649
  Accumulated deficit...................................   (140,551)     (140,551)
  Accumulated other comprehensive income................        (75)          (75)
                                                          ---------     ---------
     Total stockholders' equity.........................  $  39,531     $  96,350
                                                          =========     =========
          Total capitalization..........................  $  89,145     $ 108,639
                                                          =========     =========


---------------
(1) Excludes the following:

    - 4,082,393 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999, with a weighted average exercise price of $5.21 per share;

    - 1,739,431 shares of common stock reserved for future issuance under our stock option plans;

    - 2,777,778 shares of common stock issuable upon exercise of outstanding prepaid warrants for which we have already received proceeds based on an exercise price of $3.96 per share;

    - 5,820,055 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $4.32 per share; and


    - Approximately 250,000 shares of common stock issuable upon the conversion of a subordinated convertible note. This note will be converted into common shares which will be sold in this offering by the selling shareholder.


     For a discussion of our benefit plans, see Note 9 to our Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


    The following selected consolidated financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations. The data as of September 30, 1999 and 1998 and for each of the three years in the period ended September 30, 1999 have been derived from our consolidated financial statements and accompanying notes. The Statement of Operations Data for each of the two years in the period ended September 30, 1996 and 1995 and the Balance Sheet Data at September 30, 1997, 1996 and 1995 have been derived from our audited financial statements which are not contained in this prospectus. The data as of December 31, 1999 and 1998 and for the three months ended December 31, 1999 and 1998 have been derived from our unaudited consolidated financial statements and accompanying notes, which we believe include all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the financial information. Our results of operations for the three months ended December 31, 1999 and 1998 are not necessarily indicative of our results of operations for the entire year.



                                               THREE MONTHS ENDED
                                             ----------------------                  FISCAL YEAR ENDED SEPTEMBER 30,
                                             DEC. 31,      DEC. 31,      --------------------------------------------------------
                                               1999          1998          1999        1998        1997        1996        1995
                                             --------      --------      --------    --------    --------    --------    --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $ 47,080      $ 29,405      $128,230    $169,007    $169,342    $153,975    $145,415
Cost of revenues(1)........................    26,256        16,834        71,526     113,005      93,847      85,160      77,267
                                             --------      --------      --------    --------    --------    --------    --------
Gross profit...............................    20,824        12,571        56,704      56,002      75,495      68,815      68,148
Research and development expenses..........     5,863         5,590        20,533      28,121      25,465      21,834      16,164
Selling, general and administrative
  expenses.................................    12,537        11,216        44,599      58,877      48,259      44,861      38,528
Merger expenses............................        --            --            --         623          69       2,661       1,305
Severance and other charges................        --            --           255       6,615          --          --          --
                                             --------      --------      --------    --------    --------    --------    --------
Income (loss) from operations..............     2,424        (4,235)       (8,683)    (38,234)      1,702        (541)     12,151
Gain on sale of assets.....................        --        (2,798)       (2,985)         --          --          --          --
Interest (income) expense, net.............     1,071           835         3,560       2,271         309        (222)         59
                                             --------      --------      --------    --------    --------    --------    --------
Income (loss) before income taxes..........     1,353        (2,272)       (9,258)    (40,505)      1,393        (319)     12,092
Provision (benefit) for income taxes.......        27            --            --          --         745      (1,154)        (56)
                                             --------      --------      --------    --------    --------    --------    --------
Net income (loss)..........................     1,326        (2,272)       (9,258)    (40,505)        648         835      12,148
Premium on prepaid warrants................       193            --           463          --          --          --          --
                                             --------      --------      --------    --------    --------    --------    --------
Net income (loss) attributable to common
  stockholders.............................  $  1,133      $ (2,272)     $ (9,721)   $(40,505)   $    648    $    835    $ 12,148
                                             ========      ========      ========    ========    ========    ========    ========
Net income (loss) per share
  Basic....................................  $   0.04      $  (0.09)     $  (0.38)   $  (1.65)   $   0.03    $   0.04    $   0.65
  Diluted..................................  $   0.04      $  (0.09)     $  (0.38)   $  (1.65)   $   0.03    $   0.04    $   0.58



                                                  AT DECEMBER 31,                            AT SEPTEMBER 30,
                                               ---------------------     --------------------------------------------------------
                                                 1999         1998         1999        1998        1997        1996        1995
                                               --------     --------     --------    --------    --------    --------    --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)....................  $  6,731     $(10,366)    $  4,385    $ (9,488)   $ 55,159    $ 45,751    $ 34,590
Total assets.................................   130,537      113,910      123,201     121,571     139,923     107,471      83,520
Long-term debt, including current portion....     4,991        3,029        2,855       3,059       6,414         492       1,242
Notes payable................................    35,325       36,000       35,627      38,038      10,623      10,558       6,316
Total liabilities............................    81,708       79,385       76,106      84,774      64,346      43,858      39,171
Prepaid warrants.............................     9,298           --        9,105          --          --          --          --
Stockholders' equity.........................    39,531       34,525       37,990      36,797      75,577      63,613      44,349


---------------

(1) Includes $16.6 million, $1.4 million and $3.1 million of inventory write-offs in the fiscal years 1998, 1997 and 1996, respectively.

                                    BUSINESS

GENERAL


     Robotic Vision Systems designs, manufactures and markets machine vision, automatic identification and related products for the semiconductor capital equipment, electronics, automotive, aerospace, pharmaceutical and other industries. Founded in 1976, we use advanced technology including vision-enabled process equipment, high performance optics, lighting and advanced hardware and software to offer a full range of automation solutions. In 1991, we introduced the first generation of our current principal product, the lead scanner, a three-dimensional machine vision system which inspects the physical characteristics of packaged semiconductors. We believe we currently have the dominant share of lead scanners used by the semiconductor industry. More recently, we have become a leader in designing and manufacturing products which utilize machine vision technology to interpret one- and two-dimensional bar codes.


     We operate through two divisions -- the Semiconductor Equipment Group and the Acuity CiMatrix Division.

- The Semiconductor Equipment Group's primary business is the design, manufacture and marketing of systems that inspect assembled chip packages, transfer integrated circuits from one medium to another and attach solder balls to ball grid array semiconductors. This group serves the semiconductor capital equipment market.

- The Acuity CiMatrix Division designs, manufactures and markets two primary product lines:

     -- vision systems used in the general purpose machine vision market for a variety of industrial applications; and

     -- one- and two-dimensional bar code reading systems and related products used in the automatic identification and data collection market to track the manufacture and distribution of industrial and consumer products.

     We were pioneers in the development of machine vision and have utilized our technology to enter the emerging market for two-dimensional bar code readers. We developed the technology and own the patents to Data Matrix, a two-dimensional bar code symbology which can be marked directly onto parts and components. We placed the Data Matrix symbology into the public domain in order to encourage the wide spread adoption of this coding system and the sale of our two-dimensional bar code readers. In addition, we design and manufacture high-speed bar code scanning equipment for traditional one-dimensional reading applications such as sorting devices commonly used in e-commerce infrastructure, logistics, material handling and warehousing applications.

INDUSTRY OVERVIEW

     Machine vision refers to the technology using optical sensors and digital image processing hardware and software to identify, guide, inspect and measure objects. Machine vision is important for applications in which human vision is inadequate due to fatigue, visual acuity or speed. In addition, machine vision is increasingly used to achieve substantial cost savings and improve product quality. Many types of manufacturing equipment require machine vision because of the increasing demands for speed and accuracy in manufacturing processes, as well as the decreasing size and increasing complexity of items being manufactured.

     The semiconductor capital equipment market represents the largest application for machine vision products. Machine vision is also extensively used in general industrial applications such as the manufacture of electronics, automotive, aerospace, pharmaceutical and consumer products. Increasingly, machine vision is being utilized in the automatic identification and data collection market as a complementary or alternative technology to traditional laser scanning devices for reading bar codes.

  SEMICONDUCTOR CAPITAL EQUIPMENT MARKET

     Semiconductor capital equipment is sold primarily to companies engaged in the manufacture of semiconductor devices in order to expand the capacity of existing facilities as well as to enable the production of more complex, higher density and smaller designs. Semiconductors, which are also known as chips, ICs, or integrated circuits, are critical components used to create an increasing variety of electronic products and systems. The semiconductor manufacturing process is divided into the front-end fabrication of semiconductor wafers and the back-end packaging process which involves the assembly, test and inspection of the integrated circuits. Our semiconductor capital equipment is used primarily in the back-end of the semiconductor manufacturing process.

     According to the Semiconductor Industry Association, the semiconductor market expanded from approximately $50.5 billion in 1990 to an estimated $144.1 billion in 1999, representing a compounded annual growth rate of approximately 12.4% during this period. We believe that this growth resulted primarily from two factors. The first factor is the proliferation of semiconductor applications due to the rapidly expanding end-user demand for faster, smaller and more efficient electronic devices with greater functionality and reliability coupled with an increasingly broad range of applications. The second factor is the increasing importance of semiconductors in electronic systems. We believe that these trends will continue to drive the long-term growth of semiconductors.

     However, the semiconductor market can be cyclical as a result of periodic reductions in the demand for integrated circuits. This was evident during the 1996 through 1998 period when the Asian economic crisis led to significantly lower worldwide demand for semiconductor products and resulted in industry overcapacity. During this period, semiconductor manufacturers greatly reduced their capital expenditures causing significantly lower sales for capital equipment suppliers. In 1999, semiconductor sales rebounded with worldwide shipments increasing to an estimated $144.1 billion compared to approximately $125.6 billion in 1998 and approximately $137.2 billion in 1997 according to the Semiconductor Industry Association. With the semiconductor industry rebound in 1999, we anticipate that manufacturers will need to add capacity to meet increased demand. According to Cahners In-Stat Group, the worldwide semiconductor industry is expected to grow at an annual compound rate of 25.5% for the period of 2000 to 2003, resulting in an anticipated 22.9% increase in capital spending. With this recovery, semiconductor capital equipment manufacturers are expected to experience additional increases in orders for their products.

     We believe the requirement for machine vision within the semiconductor industry, especially in the back-end packaging process, may grow faster than the overall market for capital equipment, owing to several factors, including:

     - the general proliferation of advanced package types, such as ball grid array and chip-scale packages, and trend towards miniaturization of semiconductor devices;

     - the desire of semiconductor manufacturers to replace slower, older inspection technology with newer, faster generations of equipment;

     - the desire to maximize capacity and improve efficiencies by minimizing floor space requirements and reducing the total number of systems employed;

     - the emerging need to inspect previously uninspected classes of semiconductor devices, such as memory chips, due to their increasing package complexity; and

     - the requirement to inspect semiconductors at additional steps within the manufacturing process, most notably wafer-scale inspection during the application of solder balls for flip-chip packages and package visual inspection during the transfer of assembled chips from trays to tubes or tape prior to shipment.

     Semiconductor manufacturers are increasingly outsourcing their packaging requirements to subcontractors. We believe that subcontractors will account for an increasing percentage of semiconductor capital equipment orders as they establish new and expand existing packaging facilities. In addition, we believe that such subcontractors could expand the overall market for semiconductor capital equipment as they increase their capacity and enhance their production capabilities.

  GENERAL PURPOSE MACHINE VISION MARKET

     The electronics industry, including board-level manufacturing, is the second largest user of machine vision behind the semiconductor industry. General purpose machine vision is also actively employed in the automotive, aerospace, pharmaceutical and consumer products markets. A general purpose machine vision system usually consists of a personal computer equipped with special vision processing software and a vision board connected to a solid-state video camera. The camera is used to acquire a digital image of the subject in computer memory. The vision processing hardware and software is used to extract features from the image, verify the identity of the subject, detect its location or orientation, inspect for surface defects and perform non-contact measurements.

     Growth in the general purpose machine vision market is driven by the need to guide high-speed automated assembly equipment and inspect manufactured products. For example, in pharmaceutical manufacturing, machine vision is employed to inspect and verify packaging, labeling and quantities. In the automotive industry, machine vision is used in parts identification, component inspection, assembly verification and robot guidance. We believe that the utilization of general purpose machine vision products will continue to increase as products become smaller and more complex, requiring more accurate measurements.

  AUTOMATIC IDENTIFICATION AND DATA COLLECTION MARKET

     The automatic identification and data collection market encompasses products that mark, read and interpret one-dimensional and two-dimensional bar codes. Bar code scanners and readers are an integral part of the automatic identification and data collection market which, according to the Venture Development Corporation, is an approximate $14.7 billion annual market in 1999 which is estimated to grow to approximately $23.8 billion by 2002, representing a projected compound annual growth rate of approximately 17.3% over this period. We believe that the scanning portion of the automated identification and data collection market will be increasingly penetrated by machine vision manufacturers, especially in high density applications such as printed circuit board manufacturing and parts marking and tracking.

     The scanning segment of the automatic identification and data collection market addresses the interpretation of bar codes through a laser scanning or optical recognition process. According to the Venture Development Corporation, the stationary or fixed-position one-dimensional bar code scanner market totaled approximately $825.0 million in 1998 and is projected to grow at approximately 10% per year. We believe that the industry growth rate is representative of traditional applications for these products such as fixed position scanners used for retail point of sale. We believe that certain applications will exceed industry growth rates, particularly those which address sorting needs associated with package delivery and e-commerce distribution. Within this market, critical products include high-speed scanning tunnels that are able to read bar code labels on packages from multiple perspectives as they move rapidly through the sorting line. We believe that the development of e-commerce infrastructure and the related increased capital expenditures by shipping companies should stimulate increased demand for fixed position scanners and ancillary products.

     We believe that increasingly, the bar code scanning industry is converging with the machine vision industry. Bar codes, most notably in the form of Universal Product Codes, have been in use since the early 1970s. Traditionally, bar codes are read with lasers, which measure the width of the lines that make up a bar code. One-dimensional bar codes are typically limited to storing sixteen alphanumeric characters, can be read in a limited range of orientations and require high-contrast labels. The advent of two-dimensional bar codes in the mid-1980s significantly altered the application of bar codes. Two-dimensional bar codes can store hundreds of alphanumeric characters, can be read in any orientation and can be marked directly on manufactured parts. These advantages are critical in providing a high degree of traceability, making two-dimensional bar codes more flexible than traditional one-dimensional alternatives.

     There are three principal two-dimension symbologies, all of which are in the public domain, including our Data Matrix, Symbol Technologies Inc.'s PDF417 format and United Parcel Services' MaxiCode. We believe that the Data Matrix symbology is well suited for the component marking market due to its ability to be inscribed on virtually any surface, including curved, low-reflectivity and matte surfaces, and can be produced in a fraction of the space of an alternative bar code.


     According to the Venture Development Corporation, the market for two-dimensional bar codes is expected to grow from an estimated $158.0 million of sales in 1999 to approximately $657.0 million in annual sales in 2002, representing an annual growth rate in excess of 50%. A fundamental growth factor of two-dimensional symbology is the trend among manufacturers to mark discrete components, particularly in compliance driven industries such as semiconductor, aerospace and automotive manufacturing.


     While basic camera-based scanners are capable of reading high contrast and high quality Data Matrix images, we believe that the broad application of Data Matrix symbology on parts and components requires the imaging and processing technology typically associated with machine vision.

STRATEGY

     Our goal is to grow by continuing to work with leaders in each of our served markets, anticipating their needs and offering them the most advanced products and technology. To accomplish this objective, we intend to:

     - Leverage our leading position in selected semiconductor capital equipment market niches. We believe we have the largest installed base of products in several segments of the semiconductor capital equipment market, such as lead scanners, tape and reel packaging equipment and ball grid array assembly machinery. Through our commitment to research and product development, we intend to continue to set the industry standard for each of these product lines. We intend to capitalize upon our large installed base of products and reputation for quality to provide new applications within the semiconductor capital equipment market for our machine vision technology. As an example, we have already begun to leverage our strong relationships with semiconductor manufacturers by introducing them to new products from our Acuity CiMatrix Division.

     - Further develop the two-dimensional bar code market as the inventor of Data Matrix symbology. Anticipating that manufacturers will increasingly identify and track individual components in order to comply with standards, improve product traceability and manage inventories, we placed Data Matrix into the public domain to facilitate its adoption as an international standard. We believe markets such as the semiconductor, electronics, aerospace and automotive industries will be among the earliest users of Data Matrix. We intend to capitalize upon our knowledge of both Data Matrix and machine vision by working with the leaders in our targeted markets to encourage the use of our MXi family of readers.

     - Capitalize upon the convergence of the machine vision and bar code industries. We believe that emerging applications, especially those for e-commerce infrastructure, will require both one-dimensional laser-based products and two-dimensional machine vision products. As two-dimensional bar code systems are adopted for new applications, we believe machine vision will increasingly complement traditional laser-based technology. As a supplier of both product families, we believe we are uniquely positioned to offer fully integrated automatic identification and data collection systems.

PRINCIPAL PRODUCTS

     We sell our products to the semiconductor capital equipment, general purpose machine vision and automatic identification and data collection markets. Within the semiconductor capital equipment market, our products are used in the final stages of the back-end semiconductor manufacturing process. Within the industrial machine vision market, our products are used to inspect the physical characteristics of industrial and consumer components from discrete components to assembled products. Within the automated identification and data collection market, our machine vision and complementary scanning products are used to scan one-dimensional and two-dimensional bar codes as a means for identifying and tracking the movement of components and packages. Our state-of-the-art products range from board-level machine vision systems priced at under $5,000 to fully-automated wafer inspection systems priced at approximately $500,000.

  SEMICONDUCTOR EQUIPMENT GROUP

     Our Semiconductor Equipment Group is comprised of our Electronics division, as well as our wholly-owned subsidiaries, Systemation Engineered Products and Vanguard Automation, Inc.

     The Electronics division supplies inspection equipment to the semiconductor industry. Our lead scanning systems, which can be found in most back-end semiconductor manufacturing lines, generally perform the final inspection of semiconductor packages prior to their preparation for shipment to the end-user. Our lead scanning systems offer automated, high-speed, three-dimensional semiconductor package lead inspection with the added feature of non-contact scanning of the packages in their shipping trays which is known as in-tray scanning. The systems use a laser-based, non-contact, three-dimensional measurement technique to inspect and sort a wide variety of semiconductor package types, such as quad flat packs, thin quad flat packs, chip scale packages, wafer scaled products, ball grid arrays and thin small outline packs in their carrying trays. The system measurements captured by our systems include coplanarity, total package height, true position spread and span, as well as lead angle, width, pitch and gap.

     The development of a new kind of integrated circuit, used primarily in the wireless communications industry, has created a new requirement for high-speed wafer inspection equipment. These ICs, called flip chips, necessitate ball grid arrays to be applied and inspected during the front-end fabrication process, as well as the back-end packaging process. Recognizing this need, we introduced the WS-1000, a three-dimensional machine vision-based inspection system. We believe that our WS-1000 is the only product currently capable of providing semiconductor companies the large number of inspections they desire -- more than 1,000 inspections per second -- at the speeds they require -- processing from four to six eight-inch wafers per hour.

     Systemation offers semiconductor handling systems, including tape and reel component processing systems, designed to transfer and inspect a variety of integrated circuit packages. Systemation's tape and reel packaging product can be integrated into our lead scanners to collect acceptable products and place them into packaging media as required by different customers. We believe that Systemation's expertise in designing and manufacturing systems that transfer semiconductors between media while providing camera-based machine vision inspection enables us to further expand the breadth of our product offerings to the semiconductor market.

     Vanguard is a supplier of ball attach equipment used in ball grid array and chip scale package assembly for the semiconductor and connection industries. These devices attach solder balls to the integrated circuit in order to generate a medium which, when heated, will connect the package to the printed circuit board. Vanguard's products are deployed on the back-end manufacturing line prior to our lead scanner testing device.

     We believe that we are the leading supplier of three-dimensional lead and ball grid array inspection systems, tape and reel handling systems and ball grid array ball attach systems; which are three operations at the final stages of the back-end packaging process. This enables us to supply our customers with integrated solutions to meet their packaging needs and should prove to be a significant competitive advantage.

  ACUITY CIMATRIX DIVISION

     The Acuity CiMatrix Division designs, manufactures and markets two-dimensional machine vision systems and lighting products as well as one-dimensional and two-dimensional data collection products and bar code reading systems. These products are used by a broad range of businesses, including customers in the semiconductor, electronics, automotive, pharmaceutical, consumer products, postal services and material handling industries. The Acuity CiMatrix Division also supplies certain machine vision products to our Semiconductor Equipment Group.

     Our Acuity CiMatrix machine vision systems use an image processing computer, software and solid-state video cameras to perform functions such as measurement, flaw detection and inspection of manufactured products. These products examine an image of a manufactured product in order to ascertain physical characteristics, identify deviations and check for identification. For the general-purpose machine vision market, our Acuity CiMatrix Division offers single-board machine vision systems, which can be tailored to the needs of specific industries via software modules. Vertical industries currently served include semiconductor, electronics, automotive and packaging/pharmaceutical. Acuity CiMatrix's principal machine vision product, Visionscape, was introduced in September 1998. Visionscape is our first machine vision product platform on a single printed circuit board for the Pentium/Windows PC. This product family is designed to meet the needs of original equipment manufacturers, which incorporate vision products into their systems, as well as for direct use by manufacturers on their factory floor.

     Our Acuity CiMatrix data collection and bar code reading systems use machine vision to read and collect data from one- and two-dimensional bar codes for purposes such as sorting, manufacturing quality control, traceability and security. Our product offerings also include fixed position one-dimensional scanners using laser-based technology, principally used in sorting, as well as both fixed and hand-held two-dimensional camera-based readers.

     In two-dimensional applications, we have concentrated our efforts on scanning systems compatible with Data Matrix, a symbology which we believe has a number of advantages over other two-dimensional bar codes in the public domain. We believe that the smaller size of the Data Matrix symbology enables it to be used in miniaturized applications. Data Matrix is read using machine vision as compared to traditional laser scanning systems. The machine vision scanning process enables Data Matrix to exhibit a wider span of character integrity and, hence, enables Data Matrix to be applied to a variety of surfaces. We believe that these characteristics make Data Matrix the preferred symbology for applications in which components need to be marked directly, such as in parts identification. For example, as part of a move to a paperless manufacturing process, one of our customers, Pratt & Whitney, an aircraft engine manufacturer, is starting to apply two-dimensional bar codes to critical engine components. We believe that these systems will become increasingly common due to the trend toward reducing electronic component sizes and the desire to improve the traceability of each component.

     In December 1998, Acuity CiMatrix introduced the MXi, the first hand-held imager for reading digital direct part marks, one-dimensional bar codes and new, digital two-dimensional symbologies, such as the Data Matrix code. The MXi resulted from a joint development and marketing arrangement with Polaroid Corporation. In November 1999, we acquired Polaroid's interest in the MXi, including all relevant intellectual property rights, for $2.0 million. We will pay Polaroid a royalty based on net sales of the MXi and concurrently entered into an agreement with Polaroid for it to manufacture this product on our behalf. We believe we are uniquely positioned in the emerging two-dimensional bar code market by virtue of our expertise in machine vision and the advantages that such technology can afford over traditional laser scanning systems.

     By incorporating our expertise in machine vision with our innovations in bar code technologies, we are uniquely positioned to offer integrated solutions for a variety of automation needs. We can combine our semiconductor inspection capabilities with our Data Matrix symbology to serialize semiconductor wafer chips. We have designed integrated systems with our bar code scanning equipment and two-dimensional machine vision to automate package and material handling. Collectively, these capabilities give computers the power of sight.

MANUFACTURING

     Our manufacturing strategy is to produce internally only those components which possess a critical technology and subcontract all other components. Our production facilities are capable of fabricating and assembling total electronic and electromechanical systems and subsystems. Facilities include assembly and wiring operations that have the ability to produce intricate electronic subassemblies, as well as complex wiring harnesses.

     We manufacture products for the Semiconductor Equipment Group in Hauppauge, New York, Tucson, Arizona and New Berlin, Wisconsin. We manufacture products for the Acuity CiMatrix Division in Canton, Massachusetts and Weare, New Hampshire. We maintain comprehensive test and inspection programs to ensure that all systems meet exacting customer requirements for performance and quality workmanship prior to delivery.

MARKETING AND SALES

     Our Semiconductor Equipment Group's marketing strategy focuses on cultivating long-term relationships with the leading manufacturers of electronic and semiconductor inspection and quality control equipment. Its marketing efforts rely heavily on direct sales and supporting those sales with a world wide service and support organization which consisted of 92 people as of December 31, 1999. Due to the capital commitment involved in the purchase of our systems and their importance in the semiconductor manufacturing process, the selling cycle for our Semiconductor Equipment Group's products, generally, is between six to nine weeks from initial customer contact to closing of a sale. A lengthier process is often the case in the purchase of an initial unit. Subsequent purchases require less time and often result in multiple orders. This group's sales activities in the domestic market are handled by direct sales personnel, which consisted of 42 people as of December 31, 1999. The Semiconductor Equipment Group also maintains sales capabilities in both Europe and the Far East through independent sales representatives and distributors, providing access to all major markets for electronic and semiconductor test equipment. Sales and technical support offices are maintained in the Philippines, Singapore and Taiwan.

     The Acuity CiMatrix Division markets its products through a combination of direct sales personnel, which consisted of 44 people as of December 31, 1999, as well as distributors, value added resellers and system integrators. Our direct sales force is supported by a service organization which consisted of 48 people as of December 31, 1999. For sales made through distributors, the Acuity CiMatrix Division supports these activities with direct sales management and technical support personnel. The Acuity CiMatrix Division maintains sales and technical support offices in various locations in the United States, as well as in the United Kingdom, France and Germany.

ENGINEERING, PRODUCT DEVELOPMENT AND RESEARCH

     We believe that our engineering, product development and research functions are critical to our ability to maintain our leadership position in our current markets and to develop new products. As of December 31, 1999 we employed 200 people who are dedicated to engineering, product development and research functions. As of December 31, 1999, we owned approximately 100 issued U.S. patents, with expiration dates ranging from August 2000 to June 2018.


     Our research and development efforts over recent years have been largely devoted to continued development of advanced two-dimensional and three-dimensional vision technology and applications software for use in various inspection and process control automation. Research and development expenditures, net of capitalized software development costs, were $20.5 million, $28.1 million and $25.5 million for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. In the fiscal years ended September 30, 1999, 1998 and 1997, we capitalized $4.9 million, $7.4 million and $4.8 million, respectively, of our software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86.


SOURCES OF SUPPLY

     To support our internal operations and to extend our overall capacity, we purchase a wide variety of components, assemblies and services from outside manufacturers, distributors and service organizations. We have not experienced any significant difficulty in obtaining adequate supplies to perform under our contracts. We are not dependent upon any supplier for more than 10% of our purchases in the fiscal year ended September 30, 1999.

     A number of our components and sub-systems are purchased from single sources. We believe that alternative sources of supply could be obtained, if necessary, without major interruption in production. In addition, certain products or sub-systems developed and marketed by the Acuity CiMatrix Division are incorporated into the Semiconductor Equipment Group's product offerings.

CUSTOMERS

     No customers accounted for more than 10% of sales during the fiscal year ended September 30, 1999. Intel Corporation accounted for 20% and 23% of our revenues during the fiscal years ended September 30, 1998 and 1997, respectively. No other customer accounted for more than 10% of sales during these fiscal years. For the fiscal year ended September 30, 1999, the top five customers for our Semiconductor Equipment Group were Amkor Technology, Inc., Intel Corporation, International Business Machines Corporation, Motorola, Inc. and STMicroelectronics N.V. During the same period, the top five customers of our Acuity CiMatrix Division were DaimlerChrysler AG, Minnesota Mining and Manufacturing Company and three system integrators, Crisplant, Inc., Saddlebrook Controls and Sandvik Sorting Systems, Inc.

BOOKINGS AND BACKLOG

     We define our bookings during a fiscal period as incoming orders deliverable to customers in the next twelve months less cancellations. For the three months ended December 31, 1999, bookings were $55.9 million. This compares to bookings of $47.6 million for the three months ended September 30, 1999 and $31.5 million for the three months ended December 31, 1998. We generally ship more than 50% of our bookings within the quarter in which the order is received. We believe that our increase in bookings is reflective of the recovery and continued strength in the markets we serve.


     We define our backlog as customer orders available for shipment in the next twelve months as of the end of the fiscal period. As of December 31, 1999, our backlog was $44.0 million, compared to $35.3 million and $18.8 million at September 30, 1999 and December 31, 1998, respectively. The increase in backlog is primarily reflective of higher bookings during the second half of fiscal year 1999.


COMPETITION


     We believe that machine vision has evolved into a new industry over the past several years, in which a number of machine vision-based firms have developed successful industrial applications for the technology. We are aware that a large number of companies, estimated to be more than 100 firms, entered the industry in the 1980's and that most of these were small, private companies. Over the last several years, we believe that the number of competitors has narrowed to less than 25. We believe this is attributable, to a large extent, to consolidation within the industry. Our principal competitors are ICOS Vision Systems NV in semiconductor inspection, Ismeca Europe S.A. in tape and reel handlers, Accu-Sort Systems, Inc. in one-dimensional bar code scanning and Cognex Corporation in general purpose machine vision. The two dimensional bar code reader market is in its infancy and we are not aware of any established competitors. We believe that we are a significant competitor in the machine vision industry based upon the breadth of our product lines, our established customer base, our technical knowledge and our applications engineering expertise. The pricing of our semiconductor inspection systems is somewhat higher, generally, than those of our competitors, but we do not regard this factor as a significant competitive disadvantage as customers have historically demonstrated their willingness to pay for features that are unavailable in our competitors' product offerings.


EMPLOYEES

     As of December 31, 1999 we employed 737 persons, of whom 340 were engineering and other technical personnel. None of our employees is a member of a labor union.

PROPERTIES

     We lease all of our facilities, which include the following:

                                                      SIZE       ANNUAL
LOCATION                           USE              (SQ. FT.)     RENT      LEASE EXPIRATION
--------               ---------------------------  ---------   --------   ------------------
Corporate
Headquarters
Canton, Massachusetts  Corporate headquarters,       60,000     $471,000   July 2003
                         Acuity CiMatrix Group
                         manufacturing and sales
Other Locations
New Berlin, Wisconsin  Systemation manufacturing     90,000     $605,000   September 2012
                         and sales
Hauppauge, New York    Electronics division          65,000     $586,000   March 2001
                         manufacturing and sales
Nashua, New Hampshire  Acuity CiMatrix Group         50,000     $355,000   March 2000
                         engineering and design
Tucson, Arizona        Vanguard manufacturing and    38,000     $201,000   February 2002
                         sales
Weare, New Hampshire   Acuity CiMatrix Group         12,000      $32,000   December 2000
                         lighting manufacturing
                         and sales
Redditch, England      Sales and technical support   11,000     $213,000   September 2017
Singapore              Sales and technical support    5,000     $294,000   September 2000
Huntsville, Alabama    Symbology research center      2,600      $33,000   March 2000

     We also maintain sales offices in France, Germany, Japan, the Philippines and Taiwan.

LEGAL PROCEEDINGS

     In October 1995, we initiated an action against View Engineering, Inc., now a subsidiary of GSI Lumonics Inc., which was formerly known as General Scanning, Incorporated, in the United States District Court for the Central District of California alleging infringement of our patent relating to full tray scanning. We are seeking both injunctive relief and monetary damages. A trial was completed in November 1999, with final briefs submitted in January 2000. The Court's decision is expected during the first half of 2000.

     In April 1996, we initiated another action against View Engineering in the United States District Court for the Central District of California, alleging infringement by View Engineering of a number of our patents in connection with their assembly and distribution of three-dimensional machine vision products. In June 1998, the District Court found infringement by View Engineering and issued an injunction against View Engineering for the remaining 13 year life of the patent. This ruling has been appealed to the United States Court of Appeals for the Federal Circuit.

     In conjunction with the settlement of previously outstanding litigation, in June 1998 General Scanning granted us an exclusive license to all General Scanning technology relating to two-dimensional and three-dimensional laser scanning and furthermore agreed not to engage in business related to inspection of semiconductor packages for a period of ten years. For the exclusive license and this agreement, General Scanning received compensation of approximately $3.8 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS



  THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998



     Our revenues were $47.1 million for the three months ended December 31, 1999, compared to $29.4 million for the three months ended December 31, 1998, an increase of 60.1%. The increase in revenues year-to-year was associated with the increased levels of orders and revenues for semiconductor inspection and handling equipment. For the three months ended December 31, 1999, revenues for our Semiconductor Equipment Group represented 74.9% of total revenues, compared to 60.3% of total revenues for the three months ended December 31, 1998.



     For the three months ended December 31, 1999, our bookings were $55.9 million, 17.4% higher than for the three months ended September 30, 1999, and were approximately 77.3% higher than the three months ended December 31, 1998. The orders increase was related to the same factors which affected revenues.



     Our gross profit margin was 44.2% of revenues for the three months ended December 31, 1999, compared to 42.8% of revenues for the three months ended December 31, 1998. The higher gross profit margin primarily reflects the impact of lower fixed costs as a percentage of the higher level of sales attributable to the Semiconductor Equipment Group.



     Our research and development expenses were $5.9 million, or 12.5% of revenues, for the three months ended December 31, 1999, compared to $5.6 million, or 19.0% of revenues, for the three months ended December 31, 1998. We have continued to invest in new product development, including new semiconductor inspection and component handling systems, as well as enhancing our one-dimensional bar code reading products and expanding our new machine vision platform, Visionscape. For the three months ended December 31, 1999, we capitalized $1.0 million in software development costs under Statement of Financial Accounting Standards No. 86, compared to $1.4 million for the three months ended December 31, 1998.



     Our selling, general and administrative expenses were $12.5 million, or 26.6% of revenues, for the three months ended December 31, 1999, compared to $11.2 million, or 38.1% of revenues, for the three months ended December 31, 1998. The higher level of expenses reflects a combination of the higher level of litigation costs and a higher level of variable selling expenses associated with the increases in revenues.



     In fiscal year 1999, we sold our Aircraft Safety division to a subsidiary of B.F. Goodrich for $4.1 million in cash. We no longer considered this technology a key component of our product portfolio or future strategic direction. We sold certain inventory, equipment and intellectual property in the transaction, resulting in a gain of $2.8 million. Proceeds from the sale were used for working capital requirements and to repay $2.0 million of outstanding bank debt.



     Net interest expense was $1.1 million for the three months ended December 31, 1999, compared to $0.8 million for the three months ended December 31, 1998. The increase in interest expense primarily reflects a higher interest rate charged on bank borrowings.



     The tax provision for the three months ended December 31, 1999 reflects minimum federal income taxes. There was no tax provision for the three months ended December 31, 1998, due to the loss in that fiscal quarter.

     Net income attributable to common stockholders was $1.1 million, or $0.04 per share, for the three months ended December 31, 1999, compared with a net loss of $2.3 million, or $0.09 per share, for the three months ended December 31, 1998. Excluding a $2.8 million gain from the sale of our Aircraft Safety division in December 1998, the net loss for the three months ended December 31, 1998 was $5.1 million, or $0.20 per share.



  FISCAL YEARS ENDED SEPTEMBER 30, 1999 AND 1998


     Our revenues were $128.2 million for the fiscal year ended September 30, 1999, compared to $169.0 million for the fiscal year ended September 30, 1998, a decline of 24.1%. The lower revenues year-to-year largely reflect the effect of the severe semiconductor industry downturn which began in March 1998. Revenues for our Semiconductor Equipment Group were down 32.4% and revenues for our Acuity CiMatrix Division were down 2.3% from the prior year. Semiconductor equipment revenues declined because of a significant decline in orders and cancellations of previously placed orders for semiconductor inspection and handling equipment. The weak semiconductor industry conditions were largely a result of the Asian economic crisis and excess industry capacity. The year-to-year decline in revenues for our Acuity CiMatrix Division primarily resulted from lower revenues from European customers due to our decision to transition our marketing efforts away from higher dollar value products towards a new generation of less expensive but higher margined products. This decline was partially offset by higher revenues from U.S. customers.

     Our gross profit margin, as a percentage of revenues, was 44.2% for the fiscal year ended September 30, 1999, compared to a gross profit margin of 33.1% of revenues for the fiscal year ended September 30, 1998. Our gross profit margin for the fiscal year ended September 30, 1998 was reduced by a provision for excess and obsolete inventories of $16.6 million, or 9.8% of revenues. Exclusive of the inventory provisions, gross profit margin was 42.9% for the fiscal year ended September 30, 1998. The gross profit margin increased in the fiscal year ended September 30, 1999, as result of a higher mix of sales of Acuity CiMatrix product as a percentage of total sales for the current year.

     In the third and fourth quarters of fiscal year 1998, we recorded provisions of $4.5 million and $12.1 million, respectively, primarily for excess and obsolete inventories, related principally to our semiconductor inspection and handling equipment. These provisions were necessary to reduce the carrying value of inventories to their appropriate net realizable value and largely reflected reduced demand for older generation products as a result of the severe semiconductor industry downturn. The inventory balances at September 30, 1998, net of inventory provisions, contained older generation products of approximately $4.5 million. Substantially all of the older generation products were sold or disposed of in fiscal year 1999. However, there can be no assurance that we will not have to take additional inventory provisions in the future based upon a number of factors including changing business conditions, shortened product life cycles, the introduction of new products and the effect of new technologies.

     The gross profit margin, as a percentage of revenues, for our Semiconductor Equipment Group increased to 39.3% of revenues in the fiscal year ended September 30, 1999, compared to 28.6% of revenues for the fiscal year ended September 30, 1998. Also, gross profit margin, as a percentage of revenues, increased for our Acuity CiMatrix Division to 48.9%, compared to 38.2% for the prior fiscal year. The majority of the increase was due to the inventory provisions recorded in fiscal year 1998.

     Our research and development expenses were $20.5 million, or 16.0% of revenues, in fiscal year 1999, compared to $28.1 million, or 16.6% of revenues, in fiscal year 1998. The lower level of expenses reflects the combination of workforce reductions and other expense reductions that we implemented primarily in the latter half of fiscal year 1998. We are continuing to invest significant resources into new product development in both our Semiconductor Equipment Group and our Acuity CiMatrix Division. New product development efforts include expansion of our new machine vision platform, Visionscape, as well as next generation semiconductor inspection and component handling equipment. During fiscal year 1999, we capitalized $4.9 million of software development costs, in accordance with SFAS No. 86, compared to $7.4 million in fiscal year 1998.

     Our selling, general and administrative expenses were $44.6 million, or 34.8% of revenues, in fiscal year 1999, compared to $58.9 million, or 34.8% of revenues, in fiscal year 1998. The lower level of expenses largely reflects the combination of the cost reduction steps taken by us primarily in the latter half of fiscal year 1998, lower variable selling costs on the decreased level of revenues and the absence of significant litigation costs which were incurred in the prior year.

     During fiscal year 1998, we took multiple steps to reduce our expenses and to lower the level of revenues necessary for break-even results of operations. These steps included a 10% workforce reduction in April 1998, a 15% workforce reduction in June 1998 and an additional 16% workforce reduction in September 1998, as well as curtailing discretionary spending and capital expenditures. In June 1998, we combined our Acuity CiMatrix two-dimensional machine vision operations with our CiMatrix one-dimensional and two-dimensional bar code reading and data collection operations.

     Primarily as a result of these steps, we took a total charge of $6.6 million in charges in fiscal year 1998, of which $3.8 million was recorded for severance payments to employees, $1.5 million was recorded for costs associated with changing distributions in Asia, $1.1 million was related to a non-cash write-off of previously capitalized software development costs and $0.2 million was recorded for costs associated with the consolidation of the Acuity and CiMatrix operations.

     Severance and other charges were $0.3 million for fiscal year 1999, compared to $6.6 million in the prior fiscal year. The current charges relate to reductions in personnel, particularly in Europe. The prior year spending relates to the cost reduction steps taken to lower our operating expenses. Amounts remaining from the prior year severance and other charges are shown below:

                                        LIABILITY AT          CASH          LIABILITY AT
                                     SEPTEMBER 30, 1998   EXPENDITURES   SEPTEMBER 30, 1999
                                     ------------------   ------------   ------------------
Severance payments to employees....        $1,384            $1,384             $ --
Costs for changes in Asia
distributors.......................           500               245              255
Costs to consolidate
  Acuity/CiMatrix..................           215               215               --
                                           ------            ------             ----
          Total....................        $2,099            $1,844             $255
                                           ======            ======             ====

     The 1999 severance and other charges were paid out in fiscal year 1999. No amounts were accrued as of September 30, 1999.

     Net interest expense was $3.6 million in fiscal year 1999, compared to $2.3 million in fiscal year 1998. The increase in interest expense is a result of the significantly higher level of bank borrowings in fiscal year 1998 as well as amortization of $100,000 of value of warrants issued to the banks. Proceeds from bank borrowings during fiscal year 1998 were primarily used to fund working capital requirements and operating losses.

     The gain on sale of assets of $3.0 million for fiscal year 1999 primarily relates to the sale of our Aircraft Safety Division.

     There was no tax provision in fiscal years 1999 and 1998 as a result of the loss for the periods.

     For fiscal year 1999, we had a net loss of $9.7 million, or a loss of $0.38 per share, of which $0.5 million relates to the premiums accrued on our prepaid warrants. In fiscal year 1998, we had a net loss of $40.5 million, or a loss of $1.65 per share. The net loss for fiscal year 1998 included inventory provisions of $16.6 million and unusual charges of $6.6 million.

  FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1997

     Our revenues were $169.0 million for the fiscal year ended September 30, 1998, compared to $169.3 million for the fiscal year ended September 30, 1997. Primarily as a result of a severe downturn in the semiconductor capital equipment industry, our revenues declined from $53.8 million in the first quarter of fiscal year 1998 to $28.4 million in the fourth quarter of fiscal year 1998. Our Semiconductor Equipment Group's operations were adversely affected by a significant decline in orders and cancellations of previously placed orders for semiconductor inspection and handling equipment. The weak semiconductor industry conditions were largely a result of the Asian economic crisis and excess industry capacity. In addition, revenues for our Acuity CiMatrix Division declined approximately 10% year-to-year, largely as a result of lower revenues from customers in Asia and Europe.

     Our gross profit margin, as a percentage of revenues, was 33.1% for the fiscal year ended September 30, 1998, compared to a gross profit margin of 44.6% of revenues for the fiscal year ended September 30, 1997. Our gross profit margin for the fiscal years ended September 30, 1998 and 1997 was reduced by a provision for excess and obsolete inventories of $16.6 million and $1.4 million, respectively. Exclusive of these inventory provisions, gross profit margin was 42.9% for the fiscal year ended September 30, 1998 and 45.4% for fiscal year 1997. The gross profit margin declined sequentially in fiscal year 1998 as result of proportionately high fixed manufacturing costs relative to lower shipment levels, as well as the effect of a lower margin product mix.

     During fiscal year 1998, we took multiple steps to reduce our expenses and to lower the level of revenues necessary for break-even results of operations. Primarily as a result of these steps, we took a total charge of $6.6 million in charges in fiscal year 1998, of which $3.8 million was recorded for severance payments to employees, $1.5 million was recorded for costs associated with changing distributions in Asia, $1.1 million was related to a non-cash write-off of previously capitalized software development costs and $0.2 million was recorded in costs associated with the consolidation of the Acuity and CiMatrix operations.

     Our research and development expenses were $28.1 million, or 16.6% of revenues, in fiscal year 1998, compared to $25.5 million, or 15.0% of revenues, in fiscal year 1997. The higher level of research and development expenses reflected our continued investment in new products, including new semiconductor inspection and component handling systems, as well as new visual inspection and data collection products. During fiscal year 1998, we capitalized $7.4 million of software development costs, in accordance with SFAS No. 86, compared to $4.8 million in fiscal year 1997.

     Our selling, general and administrative expenses were $58.9 million, or 34.8% of revenues, in fiscal year 1998, compared to $48.3 million, or 28.5% of revenues, in fiscal year 1997. The year-to-year increase in expenses was largely related to legal costs of $4.5 million associated with patent infringement and fraud litigation which we initiated against General Scanning, now known as GSI Lumonics, and its View Engineering subsidiary. Part of the increase was attributable to personnel additions to our sales and marketing organizations, primarily in the first half of fiscal year 1998.

     We incurred merger costs of $0.6 million in the first quarter of fiscal year 1998 related to our acquisition of Vanguard Automation.

     Net interest expense was $2.3 million in fiscal year 1998, compared to $0.3 million in fiscal year 1997. The increase in interest expense was a result of the significantly higher level of bank borrowings in fiscal year 1998. Proceeds from bank borrowings during fiscal year 1998 were primarily used to fund working capital requirements and results of operations.

     There was no tax provision in fiscal year 1998 as a result of the loss for the period. In fiscal year 1997, we had a tax provision of $0.7 million relating to minimum federal and state income taxes.

     For fiscal year 1998, we had a net loss of $40.5 million, or a loss of $1.65 per share. The net loss for fiscal year 1998 included inventory provisions of $16.6 million and unusual charges of $6.6 million. In fiscal year 1997, we had net income of $0.6 million, or $0.03 per share.

QUARTERLY RESULTS

     The following table presents our unaudited quarterly operating results for each of the eight quarters ended September 30, 1999, both in dollars and as a percentage of our total revenue for each quarter. This information has been derived from our consolidated financial statements. You should read this information in conjunction with our Consolidated Financial Statements and notes thereto appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.


                                                                          THREE MONTHS ENDED
                                        ---------------------------------------------------------------------------------------
                                        DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,
                                          1999       1999        1999       1999       1998       1998        1998       1998
                                        --------   ---------   --------   --------   --------   ---------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues..............................  $47,080     $40,271    $31,260    $27,294    $29,405    $ 28,402    $ 39,090   $47,727
Cost of revenues......................   26,256      22,242     17,017     15,433     16,834      30,403      28,171    26,686
                                        -------     -------    -------    -------    -------    --------    --------   -------
Gross profit..........................   20,824      18,029     14,243     11,861     12,571      (2,001)     10,919    21,041
Research and development expenses.....    5,863       5,257      4,804      4,882      5,590       6,594       7,508     7,390
Selling, general and administrative
  expenses............................   12,537      11,494     11,235     10,654     11,216      12,664      15,662    15,657
Merger expenses.......................       --          --         --         --         --          --          --        --
Severance and other charges...........       --          --        255         --         --       1,011       2,420     3,184
                                        -------     -------    -------    -------    -------    --------    --------   -------
Income (loss) from operations.........    2,424       1,278     (2,051)    (3,675)    (4,235)    (22,270)    (14,671)   (5,190)
Interest (income) expense, net........    1,071         991      1,047        687        835         781         762       482
(Gain) loss on sale of assets.........       --          --         63       (250)    (2,798)         --          --        --
                                        -------     -------    -------    -------    -------    --------    --------   -------
Income (loss) before income taxes.....    1,353         287     (3,161)    (4,112)    (2,272)    (23,051)    (15,433)   (5,672)
Provision (benefit) for income
  taxes...............................       27          --         --         --         --        (108)         --        --
                                        -------     -------    -------    -------    -------    --------    --------   -------
Net income (loss).....................    1,326         287     (3,161)    (4,112)    (2,272)    (22,943)    (15,433)   (5,672)
Premium on prepaid warrants...........      193         193        193         77         --          --          --        --
                                        -------     -------    -------    -------    -------    --------    --------   -------
Net income (loss) attributable to
  common stockholders.................  $ 1,133     $    94    $(3,354)   $(4,189)   $(2,272)   $(22,943)   $(15,433)  $(5,672)
                                        =======     =======    =======    =======    =======    ========    ========   =======
Net income (loss) per share
  Basic...............................  $  0.04     $  0.00    $ (0.13)   $ (0.17)   $ (0.09)   $  (0.92)   $  (0.63)  $ (0.23)
  Diluted.............................  $  0.04     $  0.00    $ (0.13)   $ (0.17)   $ (0.09)   $  (0.92)   $  (0.63)  $ (0.23)
Weighted average shares:
  Basic...............................   27,373      27,069     25,837     24,885     24,876      24,847      24,609    24,517
  Diluted.............................   30,492      27,775     25,837     24,885     24,876      24,847      24,609    25,517
OTHER DATA:
Bookings..............................  $55,944     $47,647    $36,740    $30,852    $31,548    $ 20,473    $ 23,690   $44,527

                                                                          THREE MONTHS ENDED
                                        ---------------------------------------------------------------------------------------
                                        DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,
                                          1999       1999        1999       1999       1998       1998        1998       1998
                                        --------   ---------   --------   --------   --------   ---------   --------   --------
AS A PERCENTAGE OF TOTAL REVENUES
Revenues..............................    100.0%      100.0%     100.0%     100.0%     100.0%      100.0%      100.0%    100.0%
Cost of revenues......................     55.8        55.2       54.4       56.5       57.2       107.0        72.1      55.9
                                        -------     -------    -------    -------    -------    --------    --------   -------
Gross profit..........................     44.2        44.8       45.6       43.5       42.8        (7.0)       27.9      44.1
Research and development expenses.....     12.5        13.1       15.4       17.9       19.0        23.2        19.2      15.5
Selling, general and administrative
  expenses............................     26.6        28.5       35.9       39.0       38.1        44.6        40.1      32.8
Merger expenses.......................       --          --         --         --         --          --          --        --
Severance and other charges...........       --          --        0.8         --         --         3.6         6.2       6.7
                                        -------     -------    -------    -------    -------    --------    --------   -------
Income (loss) from operations.........      5.1         3.2       (6.5)     (13.4)     (14.3)      (78.4)      (37.1)    (10.9)
(Gain) loss on sale of assets.........       --          --        0.2       (0.9)      (9.5)         --          --        --
Interest (income) expense, net........      2.3         2.5        3.4        2.5        2.9         2.7         1.9       1.0
                                        -------     -------    -------    -------    -------    --------    --------   -------
Income (loss) before income taxes.....      2.9         0.7      (10.1)     (15.0)      (7.7)      (81.1)      (39.5)    (11.9)
Provision for income taxes............      0.1          --         --         --         --        (0.3)         --        --
                                        -------     -------    -------    -------    -------    --------    --------   -------
Net income (loss).....................      2.8         0.7      (10.1)     (15.1)      (7.7)      (80.8)      (39.5)    (11.9)
Premium on prepaid warrants...........      0.4         0.5        0.6        0.3         --          --          --        --
                                        -------     -------    -------    -------    -------    --------    --------   -------
Net income (loss) attributable to
  common stock holders................      2.4%        0.2%     (10.7)%    (15.3)%     (7.7)%     (80.8)%     (39.5)%   (11.9)%
                                        =======     =======    =======    =======    =======    ========    ========   =======



  FISCAL QUARTERS BEGINNING MARCH 31, 1998 AND ENDED DECEMBER 31, 1999



     Primarily as a result of a severe downturn in the semiconductor capital equipment industry, our revenues declined from $47.7 million in the quarter ended March 31, 1998 to $28.4 million in the quarter ended September 30, 1998. Our revenues continued to be impacted in the first half of fiscal year 1999. Our Semiconductor Equipment Group's operations were adversely affected by a significant decline in orders and cancellations of previously placed orders for semiconductor inspection and handling equipment. The weak semiconductor industry conditions were largely a result of the Asian economic crisis and excess industry capacity. In addition, revenues for our Acuity CiMatrix Division declined largely as a result of lower revenues from customers in Asia and Europe. Subsequently, our revenues increased $19.8 million from $27.3 million in the quarter ended March 31, 1999 to $47.1 million in the quarter ended December 31, 1999. The increase in revenues was primarily associated with increased levels of orders and shipments for semiconductor inspection and handling equipment.



     Our revenue trend was precipitated by a reduction in bookings which declined to $20.5 million in the quarter ended September 30, 1998 from $44.5 million in the quarter ended March 31, 1998. Primarily due to the rebound in the semiconductor industry, our bookings increased to $55.9 million in the quarter ended December 31, 1999.



     As a percentage of revenues, our gross profit margin was 44.1% for the quarter ended March 31, 1998, declining to a negative gross profit margin of 7.0% for the quarter ended September 30, 1998. Exclusive of inventory write-down provisions, our gross profit margin would have been 35.4% for the quarter ended September 30, 1998. With increasing bookings and the resulting increase in revenues, our gross profit margin as a percentage of revenues increased to 44.2% for the quarter ended December 31, 1999.


     The gross profit margin declined during fiscal year 1998 as a result of proportionately high fixed manufacturing costs relative to lower shipment levels, as well as the effect of a lower margin product mix. Our gross profit increased slightly during fiscal year 1999 as a result of cost reductions taken in the second half of fiscal year 1998 and a higher mix of Acuity CiMatrix products as a percentage of total revenues.

     Research and development spending is generally tied to product development cycles, rather than to revenues. During fiscal year 1998, we were required to fund the concurrent development of multiple products serving both semiconductor capital equipment and machine vision markets. These product developments were generally completed by the quarter ended September 30, 1998.


     Beginning in the quarter ended June 30, 1998, selling, general and administrative expenses declined relative to each preceding quarter. The decline was generally due to our efforts to match selling, general and administrative expense to revenue levels. Spending increased beginning in the period ended June 30, 1999 with the recovery of the semiconductor industry and our revenues.



     In response to the downturn in the semiconductor industry, we took multiple steps to reduce our expenses and to lower the level of revenues necessary for break-even results of operations, including a 10% workforce reduction in April 1998, a 15% workforce reduction in June 1998 and an additional 16% workforce reduction in September 1998, as well as a reduction in discretionary spending and capital expenditures. The charges associated with these workforce reductions resulted in the recording of $6.6 million in severance and other charges during the period of March through September 1998. In addition, during the third quarter ended June 30, 1999, we incurred approximately $0.3 million of severance costs to restructure our sales effort in Europe.


LIQUIDITY AND CAPITAL RESOURCES


     Our cash balance decreased $3.9 million, to $2.4 million, for the three months ended December 31, 1999, as a result of $2.4 million of net cash used in operating activities, $1.7 million of net cash used in investing activities and $0.3 million of net cash provided by financing activities.



     The $2.4 million of net cash used in operating activities was primarily a result of an increase in accounts receivable of $7.8 million and a $1.0 million increase in inventories, which was partially offset by the current quarter's net income of $1.3 million, depreciation and amortization of $2.4 million and a $3.7 million increase in accounts payable.



     Additions to plant and equipment were $0.7 million for the three months ended December 31, 1999, as compared to $0.05 million for the three months ended December 31, 1998. The capitalized software development costs for the three months ended December 31, 1999 were $1.0 million, which were slightly above the amortization charge of $0.8 million.



     At December 31, 1999, we had borrowings of $35.5 million outstanding under our revolving credit agreement with our domestic banks which is collateralized by substantially all of our domestic tangible and intangible assets. Borrowings under the credit agreement currently bear interest at the prime rate plus two percent. During the third quarter of fiscal year 1999, we amended our credit agreement with our banks to waive compliance with certain financial covenants through March 31, 1999 and to establish new financial covenants for the balance of the term of the loan. We were in compliance with the new covenants at December 31, 1999. We must either repay our total bank indebtedness prior to March 17, 2000, negotiate an extension of our bank credit facility or obtain replacement financing. We cannot assure investors that we will be able to do so. In conjunction with the amendment to the credit agreement, we issued warrants to our lending banks covering 750,000 shares, at an exercise price of $3.96 per share, of which 250,000 warrants were immediately exercisable. All, or a portion, of the remaining 500,000 warrants are only exercisable if the lending banks extend the credit agreement beyond the original maturity date for pre-determined periods. We are currently working to replace this revolving credit facility.



     We believe that through a combination of obtaining additional external capital and improvements in working capital and either the renegotiation of our bank credit facility or its replacement with alternative bank financing, we will have sufficient liquidity to fund our cash requirements for at least the next 12 months. Given the significant upturn in both revenues and bookings experienced by our Semiconductor Equipment Group in the latter months of fiscal year 1999 and the continuation of the trend into the first quarter of fiscal year 2000, we believe that our banks will forebear from initiating any default declaration for a reasonable period of time if we are unable to either renegotiate or replace our current bank credit facility prior to its expiration on March 17, 2000. However, in the absence of such forebearance and if a default is declared by our banks, it is likely that our cash resources would be severely constrained. On January 19, 2000, we filed a registration statement to sell 5.0 million shares of our common stock. We believe that the completion of that offering will enable us to repay remaining outstanding indebtedness under the bank credit facility and facilitate in the renegotiation or replacement of the facility.



RECENT ACCOUNTING PRONOUNCEMENTS



     In June 1999, the FASB issued Statement of Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the implementation of SFAS No. 133 until our fiscal year ending September 30, 2001. We have not completed our evaluation of the effects of SFAS No. 133.



     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The SAB summarizes certain of the SEC's views in applying revenue recognition in financial statements. The provisions of SAB No. 101 are effective for our fiscal year beginning October 1, 2000. We have not yet completed our evaluation of the effects of SAB No. 101.


EFFECT OF INFLATION

     We believe that the effect of inflation has not been material during each of the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

YEAR 2000 STATUS

     We are aware of the potential for business disruption due to the Year 2000 issue, and have taken steps to assess and address this issue. We believe that we have adequately addressed Year 2000 compliance in three major areas: internal operating systems, including sales, purchasing, production, engineering, and finance; products, including installed base and new products; and third parties and vendors.

     In order to assess Year 2000 compliance in our internal operating systems, we first took an inventory of all such systems and identified those which were critical to our operations. All such systems were tested for Year 2000 compliance by September 30, 1999. We believe that we brought all of our non-compliant systems into compliance through repair, upgrading and/or replacement, as we experienced no Year 2000 disruptions on or after January 1, 2000. However, due to the uncertainties that are inherent in Year 2000 remediation, we can give no assurances that our efforts will prevent future business disruptions.

     Although we believe that we have adequately addressed the Year 2000 issue, having experienced no failures or disruptions in our internal operating systems or our products or in those of our third party vendors or suppliers either on or after January 1, 2000, it is possible that future failures or disruptions stemming from Year 2000 issues may yet result in our ability to process transactions, send invoices, accept customer orders or timely provide customers with products and services.

MARKET RISK

     Financial instruments that potentially subject us to concentrations of credit-risk consist principally of cash equivalents and trade receivables. We place our cash equivalents with high-quality financial institutions, limit the amount of credit exposure to any one institution and have established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. Our trade receivables result primarily from sales to semiconductors manufacturers located in North America, Japan, the Pacific Rim and Europe. Receivables are mostly from major corporations, distributors or are supported by letters of credit. We maintain reserves for potential credit losses and historically such losses have been immaterial.


     We are exposed to the impact of fluctuation in interest rates, primarily through our borrowing activities. Our policy has been to use U.S. dollar denominated borrowings to fund our working capital requirements. The interest rates on our current borrowings fluctuate with current market rates. The extent of risk associated with an increase in the interest rate on our borrowings is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements. At December 31, 1999, we had bank borrowings outstanding of $35.3 million which had a variable interest rate and long-term note payables of $4.8 million with fixed interest rates. Using a yield to maturity analysis and assuming an increase in the interest rate on these borrowings of 105 basis points (10% fluctuation in the rate), interest rate variability on these borrowings would not have a material effect on our financial results.


     Approximately 73% of our international revenues for fiscal year 1999 were derived from sales to Asia, which were denominated in U.S. dollars. However, we are exposed to the impact of foreign currency fluctuations, primarily in our sales to Europe. During fiscal year 1999, most local currencies of our European subsidiaries weakened against the U.S. dollar. Since we translate foreign currencies into U.S. dollars for reporting purposes, these weakened currencies had a negative, though immaterial, impact on our results. We also believe that our exposure to currency exchange fluctuation risk is insignificant because our European subsidiaries sell to customers, and satisfy their financial obligations, almost exclusively in their local currencies. During fiscal year 1999, we did not engage in foreign currency hedging activities. Based on a hypothetical ten percent adverse movement in foreign currency exchange rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

     We estimate the fair value of our notes payable and long-term liabilities based on quoted market prices for the same or similar issues or on current rates offered to us for debt of the same remaining maturities. For all other balance sheet financial instruments, the carrying amount approximates fair value.

                                   MANAGEMENT

     Set forth below is information concerning each of our directors and executive officers:

NAME                                      AGE                 POSITION HELD
----                                      ---                 -------------
Pat V. Costa............................  56     Chairman of the Board, President, and
                                                 Chief Executive Officer
Howard Stern............................  61     Senior Vice President and Director
Frank D. Edwards........................  45     Chief Financial Officer and Secretary
Curtis W. Howes.........................  49     Vice President
John S. O'Brien.........................  45     Vice President
Earl H. Rideout.........................  53     Senior Vice President
Neal H. Sanders.........................  50     Vice President
Frank A. DiPietro.......................  73     Director
Jay M. Haft.............................  64     Director
Tomas Kohn..............................  58     Director
Donald J. Kramer........................  67     Director
Mark J. Lerner..........................  47     Director
Robert H. Walker........................  65     Director

     Pat V. Costa has served as our president, chief executive officer and chairman of our board of directors since 1984. Previously and from 1977, Mr. Costa was employed by GCA Corporation, most recently in the capacity of executive vice president. GCA was engaged in the manufacturing of various electronic instrumentation equipment and systems.

     Howard Stern has been our senior vice president and technical director since 1984. Previously and from 1981, he was a vice president. Mr. Stern has been a director since 1981.

     Frank D. Edwards joined us in March 1999 as our corporate vice president of finance, secretary and chief financial officer. Prior to joining us and since 1986, he was employed by Electronic Designs, Inc. Most recently, until that company's merger with Bowmar Instrument Corporation in October 1998, he was senior vice president and chief financial officer and a member of its board.

     Curtis W. Howes joined us in May 1997 as corporate vice president of automatic identification. From 1991 to 1997, he was employed by Intermec Corporation, most recently as general manager of Intermec's imaging systems division, which designed, manufactured and sold vision-based products for symbology reading.

     John S. O'Brien joined us in February 1997 as corporate vice president of human resources. Previously and from 1990, he was vice president, human resources and chief financial officer of Charles River Data Systems, an imbedded systems developer and manufacturer.

     Earl H. Rideout has been corporate senior vice president of our semiconductor equipment group since January 1997. Previously and from 1989 he was vice president/general manager of our electronics division.

     Neal H. Sanders joined us in February 1999 as corporate vice president of corporate communications and investor relations and is vice president of corporate development. From 1980 through 1998, he held comparable positions at Analog Devices, Inc., Bolt Beranek and Newman, Inc., Information Analysis, Inc. and Microdyne Corporation.


     Frank A. DiPietro has been a director since 1992. Mr. DiPietro began his career with General Motors Corporation in 1944. During his forty-six year career with General Motors, he was actively involved in automobile assembly and manufacturing engineering systems. He retired in 1990 and continues as a consultant in laser systems in several industries, most recently for the University of

Michigan in evaluating laser applications in the global auto industry. At the time of his retirement, Mr. DiPietro held the position of director of manufacturing engineering, Chevrolet-Pontiac-Canada car group for General Motors. In 1996, he was elected to the position of director-at-large for the Society of Manufacturing Engineers.

     Jay M. Haft has been a practicing attorney for over 30 years and a strategic and financial consultant for growth stage companies. Mr. Haft, who has been a director since 1977, also serves as chairman of NCT Group, Inc., a publicly traded company. He is a managing general partner of GenAm "1" Venture Fund, an international venture capital fund. Mr. Haft is also a director of numerous other public and private corporations. From 1989 until 1994, he was a partner of Parker Duryee Rosoff & Haft in New York, New York. He is currently of counsel to such firm.

     Tomas Kohn, a director since 1997, has been a professor of management at Boston University's School of Management in the undergraduate, MBA, and executive MBA programs since 1988. Dr. Kohn is the chairman of Conduit del Ecuador, a steel tubing manufacturer, and a member of the board of Ideal-Alambrec, a steel wire manufacturer, both in Quito, Ecuador. He has held these positions since 1974 and 1972, respectively. From 1987 until our acquisition of Computer Identics in 1996, Dr. Kohn was a member of Computer Identics' board, and its chairman since 1992. From 1986 until 1995, Dr. Kohn was a member of the board of N.V. Bekaert S.A., the world's largest independent steel wire manufacturer. N.V. Bekaert was a major shareholder of Computer Identics.

     Donald J. Kramer was chairman of Acuity from 1994 until our acquisition of Acuity in 1995, at which time he became one of our directors. Mr. Kramer served as a director of Itran Corp. from 1982 until its merger with Automatix in 1994, at which time the merger survivor assumed the Acuity name. Mr. Kramer is a private investor and was a special limited partner of TA Associates, a private equity capital firm located in Boston, Massachusetts, from January 1990 to March 1996. For the previous five years, Mr. Kramer was a general partner of TA Associates. In January 1997, Mr. Kramer was elected to the board of publicly-owned Micro Component Technology, Inc.

     Mark J. Lerner, a director since 1994, has been president of Morgen, Evan & Company, Inc., an investment banking firm which focuses on Japanese-U.S. transactions, since 1992. Previously and from 1990, he was a managing director at Chase Manhattan Bank where he headed the Japan corporate finance group. From 1982 to 1990 Mr. Lerner worked in the investment banking division of Merrill Lynch as head of its Japan group, coordinating its New York-based Japanese activities with professionals in Tokyo and London.

     Robert H. Walker, a director since 1990, was, before his retirement in March 1998, our executive vice president and secretary-treasurer, a position he had held since 1986. From 1984 to 1986 he was our senior vice president. From 1983 to 1985 he also served as our treasurer. Mr. Walker is also a director of Tel Instrument Electronics Corporation, a publicly-owned company.

                              SELLING SHAREHOLDER



     In November 1999, we acquired Polaroid Corporation's interest in the MXi, a hand-held imager that resulted from a joint development and marketing arrangement with us. The consideration we paid, $2.0 million, was in the form of a subordinated convertible note, bearing interest at 11% per year. Polaroid has elected to convert this note and accrued interest into shares of our common stock, at $8.00 per share, for sale in this offering. The following table sets forth certain information with respect to Polaroid's ownership of shares of our common stock at December 31, 1999.



                              BEFORE GIVING EFFECT                            AFTER GIVING EFFECT
                                TO THIS OFFERING                               TO THIS OFFERING
                           ---------------------------                    ---------------------------
                                           PERCENT OF      NUMBER OF                      PERCENT OF
                            NUMBER OF        COMMON        SHARES OF       NUMBER OF        COMMON
                            SHARES OF         STOCK       COMMON STOCK     SHARES OF         STOCK
                           COMMON STOCK    OUTSTANDING      OFFERED       COMMON STOCK    OUTSTANDING
                           ------------    -----------    ------------    ------------    -----------
SELLING SHAREHOLDER:
Polaroid Corporation.....    250,000           0.9%       250,000(1)             --            --


---------------

(1) The actual number of shares offered by the selling shareholder will be calculated as of the offering date.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the underwriting agreement
dated as of February   , 2000, the underwriters named below have severally
agreed to purchase, and we and the selling shareholder have agreed to sell to them, the aggregate number of shares set forth opposite their respective names:


UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
ING Barings LLC.............................................
Prudential Securities Incorporated..........................
McDonald Investments Inc....................................
Total.......................................................

     The underwriting agreement provides that the obligations of the underwriters are subject to the approval of certain legal matters by counsel and various other conditions. The nature of the underwriters' obligations is such that they are committed to purchase all of the above shares if any are purchased.

     The underwriters propose to offer the shares in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to certain dealers at such price less a concession not in excess of
$     per share. The underwriters may allow, and such dealers may re-allow, a
concession not in excess of $     per share to certain other dealers. After the
offering, the offering price and other selling terms may be changed by the underwriters.


     The following table shows the fees to be paid to the underwriters by us and the selling shareholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                                                                                   TOTAL
                                                                        ----------------------------
                                                                           WITH            WITH
                                                           PER SHARE    NO EXERCISE    FULL EXERCISE
                                                           ---------    -----------    -------------
Underwriting discounts and commissions paid by us........  $             $               $
Underwriting discounts and commissions paid by the
selling shareholder......................................  $             $               $



     Other expenses of this offering to be paid by us are expected to be approximately $700,000.


     We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to an aggregate of 750,000 additional shares of common stock to cover over-allotments, if any. If the underwriters exercise the over-allotment option, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of common stock offered.

     In connection with this offering, certain underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Certain persons participating in the offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the shares of common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the shares of common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.


     The holders of certain warrants representing approximately 7.2 million shares of our common stock have entered into a lock-up agreement with ING Barings LLC, as representative of the underwriters, limiting sales by the holders of shares issuable upon exercise of those warrants. The holders have agreed that, for a 120-day period after the date of the execution of the underwriting agreement, they will not, without the permission of ING Barings, sell more than 25% of the shares of common stock issuable upon exercise of such warrants, except that this restriction on sale will not apply on any trading day that immediately follows a period of five consecutive trading days during which the daily closing price of such shares on the Nasdaq National Market is either three dollars more per share or three dollars less per share than the public offering price set forth on the cover page of this prospectus. In addition, this lock-up agreement does not apply to shares purchased in open market transactions and will not prohibit the holding of shares in a margin account or the extension of existing swap or other derivative transactions.



     We and the selling shareholder have agreed that, for 180 days following the date of this prospectus, we and the selling shareholder will not, without the prior written consent of ING Barings, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to purchase or otherwise dispose of any shares of common stock, except that we may grant options under our stock option plan, issue shares of common stock pursuant to the exercise of outstanding options and warrants and issue shares of common stock (or options or other rights to purchase shares of common stock) in connection with any acquisitions we may complete during such 180 day period.



     We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.


     Our common stock is listed for trading on the Nasdaq National Market under the symbol "ROBV."

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

                                    EXPERTS


     The consolidated financial statements and the related financial statement schedule of Robotic Vision Systems, Inc. and subsidiaries as of September 30, 1999 and 1998, and for each of the three years in the period ended September 30, 1999, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     For further information with respect to Robotic Vision Systems, Inc. and the common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available through the SEC's Web site at the following address: http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:


     - our Annual Report on Form 10-K and 10-K/A for the year ended September 30, 1999;



     - our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999; and



     - the description of our common stock contained in our registration statement on Form 8-A (Registration No. 0-8623) and in our Current Report on Form 8-K dated May 20, 1998, including any amendments or reports filed for the purpose of updating that description.


     Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superceded.

     You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

    Robotic Vision Systems, Inc.
    5 Shawmut Road
    Canton, Massachusetts 02021
    (781) 821-0830

                          ROBOTIC VISION SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets at September 30, 1999 and
September 30, 1998..........................................   F-3
Consolidated Statements of Operations for the Years Ended
  September 30, 1999, 1998 and 1997.........................   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended September 30, 1999, 1998 and 1997.............   F-5
Consolidated Statements of Comprehensive Income (Loss) for
  the Years Ended September 30, 1999, 1998 and 1997.........   F-6
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1999, 1998 and 1997.........................   F-7
Notes to Consolidated Financial Statements..................   F-8
Financial Statement Schedule II -- Valuation and Qualifying
  Accounts and Reserves.....................................  F-28
Unaudited Consolidated Balance Sheets at December 31, 1999
  and September 30, 1999....................................  F-29
Unaudited Consolidated Statement of Operations for the Three
  Months Ended December 31, 1999 and 1998...................  F-30
Unaudited Consolidated Statements of Cash Flows for the
  Three Months Ended December 31, 1999 and 1998.............  F-31
Notes to Unaudited Consolidated Financial Statements........  F-32

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Robotic Vision Systems, Inc.
Canton, MA

     We have audited the accompanying consolidated balance sheets of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. Our audits also included the financial statement schedule listed in the Index on Page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Robotic Vision Systems, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of their operations, and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 27, 1999

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1999 AND 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1999        1998
                                                              ---------   ---------
                                      ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   6,293   $   2,421
  Accounts receivable, net..................................     37,502      32,367
  Inventories...............................................     32,553      36,213
  Prepaid expenses and other current assets.................      1,288       1,226
                                                              ---------   ---------
          Total current assets..............................     77,636      72,227
  Plant and equipment, net..................................     12,281      17,591
  Deferred income taxes.....................................      8,820       8,820
  Goodwill, net of accumulated amortization of $1,434 and
     $840...................................................      5,250       5,847
  Software development costs, net...........................     13,965      11,812
  Other assets..............................................      5,249       5,274
                                                              ---------   ---------
                                                              $ 123,201   $ 121,571
                                                              =========   =========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current portion of long-term debt.......  $  35,627   $  38,038
  Accounts payable..........................................     21,093      21,388
  Accrued expenses and other current liabilities............     16,531      22,289
                                                              ---------   ---------
          Total current liabilities.........................     73,251      81,715
  Long-term debt............................................      2,855       3,059
                                                              ---------   ---------
          Total liabilities.................................     76,106      84,774
  Commitments and contingencies (Note 10)...................
  Prepaid warrants..........................................      9,105          --
  Stockholders' Equity:
  Common stock, $0.01 par value; shares authorized
     1999 -- 75,000 shares and 1998 -- 50,000; issued and
     outstanding 1999 -- 27,354 and 1998 -- 24,870..........        274         249
  Additional paid-in capital................................    179,466     168,493
  Accumulated deficit.......................................   (141,683)   (131,962)
  Accumulated other comprehensive income....................        (67)         17
                                                              ---------   ---------
          Total stockholders' equity........................     37,990      36,797
                                                              ---------   ---------
                                                              $ 123,201   $ 121,571
                                                              =========   =========

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              1999       1998       1997
                                                            --------   --------   --------
Revenues..................................................  $128,230   $169,007   $169,342
Cost of revenues..........................................    71,526    113,005     93,847
                                                            --------   --------   --------
Gross profit..............................................    56,704     56,002     75,495
                                                            --------   --------   --------
Operating costs and expenses:
Research and development expenses.........................    20,533     28,121     25,465
Selling, general and administrative expenses..............    44,599     58,877     48,259
Merger expenses...........................................        --        623         69
Severance and other charges...............................       255      6,615         --
                                                            --------   --------   --------
Income (loss) from operations.............................    (8,683)   (38,234)     1,702
Gain on sale of assets....................................    (2,985)        --         --
Interest expense..........................................     3,959      2,363      1,076
Interest income...........................................      (399)       (92)      (767)
                                                            --------   --------   --------
Income (loss) before income taxes.........................    (9,258)   (40,505)     1,393
Provision (benefit) for income taxes......................        --         --        745
                                                            --------   --------   --------
Net income (loss).........................................    (9,258)   (40,505)       648
Premium on prepaid warrants...............................       463         --         --
                                                            --------   --------   --------
Net income (loss) attributable to common stockholders.....  $ (9,721)  $(40,505)  $    648
                                                            ========   ========   ========
Net income (loss) per share:
  Basic...................................................  $  (0.38)  $  (1.65)  $   0.03
  Diluted.................................................  $  (0.38)  $  (1.65)  $   0.03
Weighted Average shares:
  Basic...................................................    25,669     24,613     23,718
  Diluted.................................................    25,669     24,613     23,967

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                      COMMON STOCK
                                   ------------------                                             ACCUMULATED
                                    NUMBER              ADDITIONAL                 UNREALIZED        OTHER           TOTAL
                                      OF                 PAID-IN     ACCUMULATED     GAIN ON     COMPREHENSIVE   STOCKHOLDERS'
                                    SHARES     AMOUNT    CAPITAL       DEFICIT     INVESTMENTS      INCOME          EQUITY
                                   ---------   ------   ----------   -----------   -----------   -------------   -------------
BALANCE, OCTOBER 1, 1996.........   23,332      $233     $157,607     $ (94,549)      $ 147          $ 175         $ 63,613
Shares issued in connection with
 the exercise of stock options
 and warrants....................      384         4        1,839            --          --             --            1,843
Other stock transactions.........     (104)       (1)        (488)           --          --             --             (489)
Shares issued in connection with
 private placement, net of
 offering costs..................      826         8        7,665            --          --             --            7,673
Change in year end of pooled
 companies.......................       --        --           --         2,444          --             --            2,444
Change in net unrealized holding
 gains...........................       --        --           --            --        (147)            --             (147)
Translation adjustment...........       --        --           --            --          --             (8)              (8)
Net income.......................       --        --           --           648          --             --              648
                                    ------      ----     --------     ---------       -----          -----         --------
BALANCE, SEPTEMBER 30, 1997......   24,438       244      166,623       (91,457)         --            167           75,577
Shares issued in connection with
 the exercise of stock options
 and warrants....................      161         2          373            --          --             --              375
Shares issued in connection with
 license agreement and non-
 competition agreement...........      271         3        1,497            --          --             --            1,500
Translation adjustment...........       --        --           --            --          --           (150)            (150)
Net loss.........................       --        --           --       (40,505)         --             --          (40,505)
                                    ------      ----     --------     ---------       -----          -----         --------
BALANCE, SEPTEMBER 30, 1998......   24,870       249      168,493      (131,962)         --             17           36,797
Shares issued in conjunction with
 the exercise of stock options
 and warrants....................      111         1          168            --          --             --              169
Shares issued in connection with
 private placement, net of
 offering costs..................    2,373        24        5,807            --          --             --            5,831
Warrants issued in connection
 with private placement, net of
 offering costs..................       --        --        4,898            --          --             --            4,898
Warrants issued for professional
 services........................       --        --          100            --          --             --              100
Amortization of warrant
 premium.........................       --        --           --          (463)         --             --             (463)
Translation adjustment...........       --        --           --            --          --            (84)             (84)
Net loss.........................       --        --           --        (9,258)         --             --           (9,258)
                                    ------      ----     --------     ---------       -----          -----         --------
BALANCE, SEPTEMBER 30, 1999......   27,354      $274     $179,466     $(141,683)      $  --          $ (67)        $ 37,990
                                    ======      ====     ========     =========       =====          =====         ========

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                               1999       1998     1997
                                                              -------   --------   ----
Net income (loss)...........................................  $(9,258)  $(40,505)  $648
Foreign currency translation adjustment.....................      (84)      (150)    (8)
                                                              -------   --------   ----
Comprehensive net income (loss).............................  $(9,342)  $(40,655)  $640
                                                              =======   ========   ====

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                               1999       1998       1997
                                                              -------   --------   --------
OPERATING ACTIVITIES
Net income (loss)...........................................  $(9,721)  $(40,505)  $    648
Adjustments to reconcile net income (loss) to net cash used
  in operating activities:
  Deferred income taxes.....................................       --         --        (93)
  Depreciation and amortization.............................   10,771      8,769      5,895
  Gain on sale of assets....................................   (2,985)        --       (812)
  Other.....................................................       --       (164)      (218)
  Changes in operating assets and liabilities (net of
    effects of business acquired):
    Accounts receivable.....................................   (5,135)    18,196    (20,084)
    Inventories.............................................    3,660      2,882    (14,093)
    Prepaid expense and other current assets................      (62)       203       (514)
    Other assets............................................      (57)       373         31
    Accounts payable........................................     (295)    (1,932)    10,709
    Accrued expenses and other current liabilities..........   (5,758)       850      4,722
    Other liabilities.......................................       --         --        (82)
                                                              -------   --------   --------
    Net cash used in operating activities...................   (9,582)   (11,328)   (13,891)
                                                              -------   --------   --------
INVESTING ACTIVITIES:
Proceeds from maturity of investments.......................       --         --      2,319
Additions to plant and equipment, net.......................   (2,885)    (9,137)    (7,915)
Additions to software development costs.....................   (4,927)    (7,397)    (4,842)
Proceeds from sale of assets................................    4,229         --        952
Payment for purchase of business............................       --         --     (3,144)
                                                              -------   --------   --------
    Net cash used in investing activities...................   (3,583)   (16,534)   (12,630)
                                                              -------   --------   --------
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock and
  warrants -- private equity placement (less offering
  costs)....................................................   19,372         --      7,673
Proceeds from the exercise of stock options and warrants....      168        375      1,271
Purchase of treasury stock..................................       --         --       (650)
Net proceeds from (payments of) short-term borrowings.......   (2,411)    28,911     (2,833)
Proceeds from long-term borrowings..........................       --         --      8,000
Repayment of long-term borrowings...........................     (204)    (7,828)    (1,864)
                                                              -------   --------   --------
    Net cash provided by financing activities...............   16,925     21,458     11,597
                                                              -------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................      112         14        189
                                                              -------   --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    3,872     (6,390)   (14,735)
CASH AND CASH EQUIVALENTS:
  Beginning of year.........................................    2,421      8,811     23,546
                                                              -------   --------   --------
  End of year...............................................  $ 6,293   $  2,421   $  8,811
                                                              =======   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $ 2,937   $  2,311   $  1,027
                                                              =======   ========   ========
Taxes paid..................................................  $    --   $    244   $    218
                                                              =======   ========   ========
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock and subordinated note payable in
  connection with technology license agreement and
  non-competition agreement.................................       --   $  3,750         --
                                                              =======   ========   ========
Income tax benefit relating to the exercise of stock
  options...................................................       --   $     16   $    572
                                                              =======   ========   ========
Liabilities incurred in connection with acquisition of
  business..................................................       --         --   $    902
                                                              =======   ========   ========
Property and equipment acquired under capital leases........       --         --   $     22
                                                              =======   ========   ========

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  A.  DESCRIPTION OF BUSINESS

     Robotic Vision Systems, Inc. ("RVSI") and subsidiaries (the "Company") designs, manufactures, markets and sells automated one dimensional ("1-D"), two dimensional ("2-D") and three dimensional ("3-D") machine vision based products and systems for inspection, measurement and identification and is a leader in advanced electro-optical sensor technology.

  B.  OPERATIONS

     The Company incurred net losses of $9.3 million and $40.5 million for the fiscal years ended September 30, 1999 and 1998, respectively, primarily attributable to the worldwide downturn in demand for semiconductor capital equipment which began in March 1998 and continued through the first half of calendar 1999. Primarily during fiscal 1998, management took a series of steps to reduce expenses and restructure operations in response to this downturn.

     At September 30, 1999, the Company owed $35.3 million to its bank lenders. The indebtedness is collateralized by substantially all of the Company's assets. The Company has not been in compliance with certain of the financial covenants contained in the agreement with the banks. This has required the Company to periodically request waivers of these covenants or amendments of the agreement. In March 1999, the agreement was amended to conform the financial covenants to the Company's operating plans. Through September 30, 1999, the Company was in compliance with the revised covenants. The bank agreement expires on March 17, 2000 and the Company must either repay or replace this indebtedness or negotiate an extension of the agreement.

     Management is continuing to control expenses, inventory levels and capital expenditures and is pursuing a number of new debt and/or equity financing alternatives. Management believes that through a combination of new financings and/or extension of the existing loan agreement, the Company will have sufficient liquidity at least through September 30, 2000 to fund its cash requirements.

  C.  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of RVSI and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation. The effects of changes in fiscal years of pooled companies (Vanguard Automation, Inc. in fiscal 1998 and Systemation Engineered Products, Inc. and Computer Identics Corporation in fiscal 1996) are recorded as adjustments to accumulated deficit.

  D.  REVENUES AND COST OF REVENUES

     The Company recognizes revenue upon shipment. Warranty costs associated with products sold with warranty protection, as well as other post-contract support obligations, are estimated based on the Company's historical experience and recorded in the period the product is sold.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  E.  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes money market accounts and certain debt securities issued by the United States government purchased with an original maturity of three months or less.

  F.  INVENTORIES

     Inventories are stated at the lower of cost (using the first-in, first-out cost flow assumption) or market.

  G.  PLANT AND EQUIPMENT

     Plant and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over estimated lives ranging from two to eight years. Leasehold improvements are amortized over the lesser of their respective estimated useful lives or lease terms.

  H.  INTANGIBLE ASSETS

     Goodwill is being amortized over 15 years; a technology license and non-competition agreement are being amortized over 10 years. The Company reviews its long-lived assets, including goodwill and other identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. A review for impairment includes comparing the carrying value of an asset to an estimate of the undiscounted net future cash inflows over the life of the asset. An asset is considered to be impaired when the carrying value exceeds the calculation of the undiscounted net future cash inflows or fair market value. An impairment loss is defined as the amount of the excess of the carrying value over the fair market value of the asset.

  I.  SOFTWARE DEVELOPMENT COSTS

     Software development costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86. Such costs are capitalized only to the extent of costs of producing product masters subsequent to the establishment of their technological feasibility and capitalization ends when the product is available for general release to customers. Capitalized software development costs are amortized over the estimated useful lives (generally five years) on a straight-line basis or the ratio of current revenues to total expected revenues in a product's expected life, if greater. Amortization begins in the period in which the related product is available for general release to customers. The Company reviews the unamortized capitalized costs of its underlying products to the net realizable value of these products. An impairment loss is recorded in an amount by which the unamortized capitalized costs of a computer software product exceeds the net realizable value of that asset. Certain software development costs totaling $4,927, $7,397 and $4,842 have been capitalized during the fiscal years ended September 30, 1999, 1998 and 1997 respectively. Amortization expense relating to software development costs for the fiscal years ended September 30, 1999, 1998, and 1997 was $2,775, $2,072, and $962, respectively.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
  J.  RESEARCH AND DEVELOPMENT COSTS

     The Company charges research and development costs for Company-funded projects to operations as incurred.

  K.  INCOME TAXES

     The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  L.  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of the Company's European subsidiaries are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate for the year. The resulting translation adjustments are excluded from operations and accumulated as a separate component of stockholders' equity. Transaction gains (losses) are included in net income and totaled $(163), $106 and $(267) in 1999, 1998 and 1997, respectively.

  M.  NET INCOME (LOSS) PER COMMON SHARE

     Basic income (loss) per common share is computed using the weighted average number of common shares outstanding during each year. Diluted net income per common share reflects the effect of the Company's outstanding options and warrants (using the treasury stock method), except where such options would be anti-dilutive.

  N.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     a) Cash and Cash Equivalents -- The carrying amounts approximate fair value because of the short maturity of these instruments.

     b) Receivables -- The carrying amount approximates fair value because of the short maturity of these instruments.

     c) Debt -- The carrying amounts approximate fair value based on borrowing rates currently available to the Company for loans with similar terms.

     d) Prepaid warrant -- At September 30, 1999, the value of the shares into which the prepaid warrant was exercisable was $12,311.

  O.  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  P.  RECLASSIFICATIONS

     Certain amounts in the 1997 and 1998 financial statements have been reclassified to conform with the 1999 presentation.

  Q.  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, and is effective for the Company in the first quarter of fiscal year 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The Company is evaluating the effects of adoption of SFAS No. 133 on its consolidated financial statements.

2.  ACQUISITIONS

  A.  VANGUARD AUTOMATION, INC.

     On December 9, 1997, the Company acquired the outstanding shares of Vanguard Automation, Inc. ("Vanguard") for approximately 3,391 shares of the Company's common stock, having a market value at the date of the merger of approximately $45,776. Outstanding Vanguard stock options were converted into stock options to purchase approximately 152 shares of the Company's common stock. Outstanding Vanguard warrants were converted into warrants to purchase approximately 182 shares of the Company's common stock. Vanguard produces and markets automated manufacturing equipment used in the assembly of certain types of semiconductor packaging processes, including ball grid array and chip scale packages. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated to include the accounts of Vanguard for all periods presented. Expenses of $623, relating primarily to investment banking, legal and accounting fees, were incurred relating to this merger and charged to expense in fiscal 1998.

     Detailed below is the effect on the Company's results of operations for fiscal 1997 as a result of the Company's acquisition of Vanguard.

                                       AS PREVIOUSLY
                                         REPORTED      VANGUARD   ELIMINATION   COMBINED
                                       -------------   --------   -----------   --------
Revenues.............................    $152,103      $18,218       $(979)     $169,342
Net income (loss)....................       8,245       (7,511)        (86)          648
Net income per share -- diluted......        0.38                                   0.03

  B.  TRIGON

     On June 30, 1997, the Company acquired Trigon Technologies, Inc. ("Trigon"), a privately owned company located in Farmington Hills, Michigan. Trigon markets a line of 2-D machine vision

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2.  ACQUISITIONS -- (CONTINUED)
products for the semiconductor industry. The purchase price was $3,000 in cash plus contingent consideration based upon the sales level of certain products sold by Trigon, over a five-year period.

     This acquisition has been accounted for as a purchase and, accordingly, the results of Trigon are included in the consolidated statements of operations of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,997 is being amortized over 15 years. The historical results of operations of Trigon were not material to the operations of the Company.

  C.  SYSTEMATION ENGINEERED PRODUCTS, INC.

     On October 1, 1996, the Company acquired the outstanding shares of Systemation Engineered Products, Inc. ("Systemation") for 1,740 shares of the Company's common stock, having a market value at the date of the merger of approximately $22,838. Systemation designs manufactures, markets and sells specialized high speed production machinery for the electronics component industry. Systemation's product lines include tape and reel packaging equipment and automatic optical inspection systems. This acquisition has been accounted for as a pooling of interests. Expenses of $904 were incurred related to this merger were included in the Consolidated Statement of Operations for fiscal 1997.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable at September 30, 1999 and 1998 consisted of the following:

                                                               1999      1998
                                                              -------   -------
Total accounts receivable...................................  $38,394   $33,367
Less allowance for doubtful accounts receivable.............     (892)   (1,000)
                                                              -------   -------
Accounts receivables, net...................................  $37,502   $32,367
                                                              =======   =======

     As of September 30, 1999 and 1998, the Company had $1,053 and $2,444 respectively, of unbilled receivables primarily relating to sales recorded on standard products which have been shipped, but have not yet been finally accepted by the customer. The Company has no significant remaining obligations relating to these unbilled receivables and collectibility is probable. All unbilled receivables owed to the Company as of September 30, 1998 have been collected. The Company believes that all of its unbilled receivables at September 30, 1999 will be billed and collected during the next twelve months.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4.  INVENTORIES

     Inventories at September 30, 1999 and 1998 consisted of the following:

                                                               1999      1998
                                                              -------   -------
Raw materials...............................................  $16,817   $17,124
Work in process.............................................    7,360    10,429
Finished goods..............................................    8,376     8,660
                                                              -------   -------
     Total..................................................  $32,553   $36,213
                                                              =======   =======

     INVENTORY PROVISIONS -- During the third and fourth quarters of fiscal 1998, the Company took provisions of $4.5 million and $12.1 million, respectively, primarily for excess and obsolete inventories related principally to its semiconductor inspection and handling equipment. These provisions largely reflected reduced demand of older generation products as a result of the severe semiconductor industry downturn. The Company believes that the inventory provisions taken in fiscal 1998 reduced the carrying value of inventories to their appropriate net realizable value. These amounts have been recorded in cost of sales in the accompanying consolidated financial statements. The inventory balances at September 30, 1998, net of inventory provisions, contain older generation products of approximately $4.5 million. Substantially all of the older generation products were sold or disposed of in fiscal 1999.

5.  INCOME TAXES

     The components of income (loss) before income tax provision (benefit), for the fiscal years ended September 30, 1999, 1998 and 1997 are as follows:

                                                        1999       1998      1997
                                                       -------   --------   ------
Domestic.............................................  $(7,496)  $(36,758)  $2,114
Foreign..............................................   (1,762)    (3,747)  $ (721)
                                                       -------   --------   ------
     Total...........................................  $(9,258)  $(40,505)  $1,393
                                                       =======   ========   ======

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5.  INCOME TAXES -- (CONTINUED)
     The income tax provision (benefit) for the fiscal years ended September 30, 1999, 1998 and 1997 consisted of the following:

                                                       1999       1998      1997
                                                      -------   --------   -------
Current:
  Federal...........................................  $    --   $     --   $   737
  State.............................................       --         --       110
  Foreign...........................................       --         --        (9)
                                                      -------   --------   -------
                                                           --         --       838
                                                      -------   --------   -------
Deferred:
  Federal...........................................   (4,042)   (18,044)    1,187
  State.............................................     (476)    (2,140)      246
  Change in valuation allowance.....................    4,518     20,184    (1,526)
                                                      -------   --------   -------
                                                           --         --       (93)
                                                      -------   --------   -------
     Total..........................................  $    --   $     --   $   745
                                                      =======   ========   =======

     The income tax benefits related to the exercise of stock options reduces taxes currently payable or increases net deferred tax assets, and is credited to additional paid-in capital.

     A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate for the fiscal years ended September 30, 1999, 1998 and 1997 is as follows:

                                                          1999     1998     1997
                                                          -----    -----    -----
U.S. Federal statutory rate.............................  (34.0)%  (34.0)%   34.0%
Increases (reductions) due to:
State taxes -- net of Federal tax benefit...............   (4.0)    (4.0)    13.7
Anticipated future utilization of net operating loss
  carryforwards.........................................     --       --    (88.9)
Net operating loss not producing current tax benefits...   34.0     34.6    203.5
Exempt income of foreign sales corporation..............     --       --    (55.1)
Worthless stock deduction relating to liquidation of
  foreign subsidiaries..................................     --       --    (55.1)
Other -- net............................................    4.0      3.4      1.4
                                                          -----    -----    -----
     Total..............................................    0.0%     0.0%    53.5%
                                                          =====    =====    =====

     The net deferred tax asset at September 30, 1999, 1998 and 1997 is comprised of the following:

                                                      1999       1998       1997
                                                    --------   --------   --------
DEFERRED TAX ASSETS (LIABILITIES):
Net operating loss carryforwards..................  $ 37,632   $ 27,257   $ 17,021
Tax credit carryforwards..........................     2,109      2,315      2,655
Accrued liabilities...............................     1,257      2,754      2,277
Inventories.......................................     3,325      6,899      2,427
Receivables.......................................       372        418      1,078

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5.  INCOME TAXES -- (CONTINUED)

                                                      1999       1998       1997
                                                    --------   --------   --------
Property and equipment............................       885        361       (129)
Merger expenses...................................        --        329        271
Software development costs........................    (4,293)    (3,538)    (2,043)
Other.............................................        30          4        176
                                                    --------   --------   --------
                                                      41,317     36,799     23,733
  Less valuation allowance........................   (32,497)   (27,979)   (14,913)
                                                    --------   --------   --------
     Total........................................  $  8,820   $  8,820   $  8,820
                                                    ========   ========   ========

     As of September 30, 1999, the Company had U.S. Federal net operating loss carryforwards of approximately $95,327 of which $29,972 are subject to annual limitations because of the changes in ownership, as defined in the Internal Revenue Code. Such loss carryforwards expire in the fiscal years 2000 through 2014. The utilization of the carryforwards to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carryforward periods. The Company has recorded a valuation allowance to reduce the net deferred tax asset to an amount that management believes is more likely than not to be realized. The change in the valuation allowance in fiscal 1999 relates primarily to the fiscal 1999 operating loss.

6.  PLANT AND EQUIPMENT

     Plant and equipment at September 30, 1999 and 1998 consisted of the following:

                                                                1999       1998
                                                              --------   --------
Land........................................................  $     --   $    490
Machinery and equipment.....................................    12,584     10,475
Furniture, fixtures and other equipment.....................    13,043     13,163
Demonstration equipment.....................................     4,880      7,531
Leasehold improvements......................................     2,595      2,492
                                                              --------   --------
     Total..................................................    33,102     34,151
Less accumulated depreciation and amortization..............   (20,821)   (16,560)
                                                              --------   --------
  Plant and equipment -- net................................  $ 12,281   $ 17,591
                                                              ========   ========

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities at September 30, 1999 and 1998 consisted of the following:

                                                               1999      1998
                                                              -------   -------
Accrued wages and related employee benefits.................  $ 4,285   $ 5,948
Accrued sales commissions...................................    3,538     5,468
Advance contract payments received..........................    2,705     1,216
Accrued warranty and other product related costs............    1,448     2,826
Accrued severance and other charges.........................      255     2,099
Other.......................................................    4,300     4,732
                                                              -------   -------
     Total..................................................  $16,531   $22,289
                                                              =======   =======

     SEVERANCE AND OTHER CHARGES -- During fiscal 1998, the Company took multiple steps to reduce its expenses and to lower the level of revenues necessary for break-even results of operations. As a result of these steps, the Company recorded a total of $6.6 million in charges in fiscal 1998.

     The Company terminated approximately 350 employees at a cost of $3.8 million. Of the $3.8 million, approximately $2.4 million was paid in cash to employees prior to September 30, 1998. An additional $1.5 million was recorded for costs associated with changing distributors in Asia. The charge was recorded in the quarter ended March 31, 1998. Of this charge, $1.0 million represents the write-off of the Company's investment in its bankrupt Korean distributor. The Company terminated its business relationship with the distributor after such distributor could no longer meet its commitment to service the Company's existing installed base of customers in Korea nor meet the Company's sales goals. The remaining charge represents termination of the distributor of the Company's product in Japan. The terms of an agreement to end the Company's business relationship with the Japanese distributor were reached at the end of the Company's second fiscal quarter. Under this agreement, the Company was to repurchase from the distributor certain demonstration equipment used in selling the Company's product and settle outstanding commitments of the distributor. The approximately $0.5 million charge represents the Company's liability under the agreement, net of the realizable value of assets recovered from the Japanese distributor.

     The charges also included a $1.1 million non-cash write-down of previously capitalized software costs associated with currently inactive products and $0.2 million in costs associated with the consolidation of Acuity and CiMatrix operations.

     The components of the severance and other charges, related fiscal 1998 expenditures and remaining liability at September 30, 1999 are detailed below:

                                               ACCRUED                        ACCRUED
                                            SEPTEMBER 30,       CASH       SEPTEMBER 30,
                                                1998        EXPENDITURES       1999
                                            -------------   ------------   -------------
Severance payments to employees...........     $1,384          $1,384          $ --
Costs for changes in Asia distributors....        500             245           255
Costs to consolidate Acuity CiMatrix
  operations..............................        215             215            --
                                               ------          ------          ----
     Total................................     $2,099          $1,844          $255
                                               ======          ======          ====

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES -- (CONTINUED)
     The Company expects that the remaining balance at September 30, 1999 will be paid in cash during fiscal 2000. Severance and other charges were $0.3 million for the year ended September 30, 1999. These charges relate to reductions in personnel, particularly in Europe. The 1999 severance and other charges were paid out in fiscal 1999, no amount were accrued as of September 30, 1999.

8.  NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt at September 30, 1999 and 1998 consisted of the following:

                                                                1999       1998
                                                              --------   --------
Lines of credit with domestic banks(a)......................  $ 35,325   $ 37,500
Subordinated note payable(b)................................     2,250      2,250
Other borrowings............................................       907      1,347
                                                              --------   --------
     Total notes payable and long-term debt.................    38,482     41,097
Less notes payable and current portion of long-term debt....   (35,627)   (38,038)
                                                              --------   --------
Long-term debt..............................................  $  2,855   $  3,059
                                                              ========   ========

-------------------------
    a. In March 1998, the Company entered into a $37,500 revolving credit agreement with three domestic banks, which replaced $19,500 in existing lines of credit and $6,900 outstanding under a term loan. In the third quarter of fiscal 1999, the agreement was amended to waive compliance with certain financial covenants of the agreement through March 31, 1999 and establish new financial covenants for the balance of the term of the agreement. The amended agreements expires on March 17, 2000 and borrowings under the agreement bears interest at prime rate plus 2% or 10.25% as of September 30, 1999. Borrowings are collateralized by substantially all of the domestic tangible and intangible assets of the Company. The amended agreement, among other things, contains certain financial covenants, including minimum levels of profitability, liquidity and net worth, with which the Company was in compliance at September 30, 1999. Borrowings under the agreement at September 30, 1999, have been classified as current. Average borrowings during fiscal 1999 were $36,420. The average interest rate on borrowings was approximately 10.0% during fiscal 1999. The Company is working to replace the revolving credit agreement.

    b. The subordinated note matures in June 2003, bears interest at prime (8.25% at September 30, 1999) and is payable in equal quarterly installments of $281 commencing September 12, 2001.

9.  EMPLOYEE BENEFIT PLANS

     DEFINED BENEFIT PLAN -- The Company has a noncontributory pension plan for certain employees hired prior to September 1996, and meet certain minimum eligibility requirements. The level of retirement benefit is based on a formula which considers both employee compensation and length of credited service.

     Plan assets are invested in pooled bank investment accounts and mutual funds, and the fair value of such assets is based on the quoted market prices of underlying securities in such accounts. The Company funds pension plan costs based on minimum and maximum funding criteria as determined by independent actuarial consultants.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     The components of net pension cost for the fiscal years ended September 30, 1999, 1998 and 1997 are summarized as follows:

                                                            1999    1998    1997
                                                            -----   -----   -----
Service cost -- benefits earned during the period.........  $ 257   $ 286   $ 272
Interest on projected benefit obligations.................    164     164     135
Estimated return on plan assets...........................   (128)   (167)   (117)
Other -- amortization of actuarial gains and net
  transition asset........................................     23     (12)    (15)
                                                            -----   -----   -----
Net pension cost..........................................  $ 316   $ 271   $ 275
                                                            =====   =====   =====

     The funded status of the plan compared with the accrued expense included in the Company's consolidated balance sheet at September 30, 1999 and 1998 is as follows:


                                                               1999     1998
                                                              ------   ------
Reconciliation of benefit obligation
  Obligation at October 1...................................  $2,157   $2,186
  Service cost..............................................     257      286
  Interest cost.............................................     164      164
  Plan amendment............................................      68        0
  Actuarial (gain) loss.....................................      55      279
  Benefit payments..........................................    (535)     (27)
  Curtailments..............................................      --      (33)
  Settlements...............................................      --     (698)
                                                              ------   ------
  Obligation at September 30................................  $2,166   $2,157
                                                              ======   ======
Reconciliation of fair value of plan assets
  Fair value of plan assets at October 1....................  $1,548   $1,861
  Actual return on plan assets..............................     199      153
  Employer contributions....................................      42      259
  Benefit payments..........................................    (535)     (27)
  Settlements...............................................       0     (698)
                                                              ------   ------
  Fair value of plan assets at September 30.................  $1,254   $1,548
                                                              ======   ======
Funded status
  Funded status at September 30.............................    (912)    (609)
  Unrecognized transition (assets) obligation...............       0        0
  Unrecognized prior service cost...........................      73       14
  Unrecognized (gain) loss..................................     277      307
                                                              ------   ------
  Net amount recognized, before additional minimum
     liability..............................................  $ (562)  $ (288)
                                                              ======   ======

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  EMPLOYEE BENEFIT PLANS -- (CONTINUED)
     Significant assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                              1999    1998
                                                              -----   -----
Discount rate...............................................  7.25%   7.25%
Rate of compensation increase...............................  4.00%   4.00%
Expected long-term rate of return on assets.................  8.25%   8.25%

     DEFINED CONTRIBUTION PLANS -- The Company has four defined contribution plans (the "Plans") for all eligible employees, as defined by the Plans. The Company made matching employer contributions at various percentages in accordance with the respective plan documents. The Company incurred $645, $747 and $604 for matching employer contributions to the Plans in 1999, 1998 and 1997, respectively.

10.  COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES -- The Company has entered into operating lease agreements for equipment, and manufacturing and office facilities. The minimum noncancelable scheduled rentals under these agreements are as follows:

         FISCAL YEAR ENDING SEPTEMBER 30:            FACILITIES   EQUIPMENT    TOTAL
         --------------------------------            ----------   ---------   -------
2000...............................................   $ 2,886       $367      $ 3,253
2001...............................................     1,894        263        2,157
2002...............................................     1,403         67        1,470
2003...............................................     1,210          4        1,214
2004...............................................       818          3          821
Thereafter.........................................     7,613         --        7,613
                                                      -------       ----      -------
     Total.........................................   $15,824       $704      $16,528
                                                      =======       ====      =======

     Rent expense for the fiscal years ended September 30, 1999, 1998 and 1997 was $3,400, $3,305 and $3,015, respectively.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
     LITIGATION -- In June 1998, RVSI and General Scanning Inc, now known as GSI Lumonics, Inc. ("GSI"), executed a settlement agreement of RVSI's claims arising out of GSI's acquisition of View Engineering, Inc. ("View"). In August 1996, RVSI claimed that GSI used improperly obtained information in connection with the acquisition. GSI denied all such claims. Under the settlement agreement, GSI has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages. Under the settlement, GSI licensed to RVSI its 2-D and 3-D vision technology solely and exclusively for RVSI's use in the interconnection leads. In consideration for the technology license and non-competition agreement, RVSI agreed to pay GSI $3.75 million, of which $1.50 million represented approximately 271 shares of the Company's common stock and $2.25 million in a subordinated note payable with a maturity date of five years.

     The Company, as plaintiff, was a party to two actions in the United States District Court for the Central District of California against View, alleging infringement by View of a number of the Company's patents relating to View's assembly and distribution of View's own 3-D machine vision products. In June 1998, the Court, in the first of these actions, involving the coplanarity inspection of ball grid array semiconductor package substrates, found infringement by View and granted the Company's request for injunctive relief against View. This ruling has been appealed by View to the United States Appeals Court for the Federal Circuit. The second of these actions, in which GSI was also a defendant, involving the "in-tray" inspection of semiconductor packages came to trial in November 1999 and is awaiting decision.

     The Company is presently involved in other litigation matters in the normal course of business. Based upon discussion with Company's legal counsel, management does not expect that these matters will have a material adverse impact on the Company's consolidated financial statements.

11.  STOCKHOLDERS' EQUITY

     WARRANTS OUTSTANDING -- As of September 30, 1999, there were warrants outstanding to purchase approximately 9,078 shares of the Company's common stock as described below:

                                                         PROCEEDS
                                                            ON
DATE ISSUED                                  QUANTITY    EXERCISE           EXPIRATION DATE
-----------                                  --------   -----------   ----------------------------
COMMON STOCK PURCHASE WARRANTS
                                                                      December 1999--September
a. December 1993--September 1998...........     284       $ 2,852     2002
b. February 1999...........................   1,247         4,938     February 2004
c. April 1999..............................     750         2,970     April 2004
d. April 1999..............................     327         1,297     April 2004
e. July 1999...............................   3,091        12,425     July 2004
f. July 1999...............................     150           750     July 2004
                                              -----       -------
                                              5,849       $25,232
                                                          =======
PREPAID WARRANTS
----------------
b. February 1999...........................   3,229                   February 2004
                                              -----
                                              9,078
                                              =====

-------------------------
  a. Warrants issued in various transactions having an exercise price of between $2.57 and $24.43.

  b. The Company issued in February 23, 1999 private placement of its equity, prepaid common stock purchase warrants and common stock purchase warrants. See "Prepaid and incentive warrants" for more details.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11.  STOCKHOLDERS' EQUITY -- (CONTINUED)

  c. During the third quarter of fiscal 1999, the Company amended the credit agreement with its banks and issued warrants to its lending banks covering 750 shares, at an exercise price of $3.96 per share, of which 250 warrants are immediately exercisable. All, or a portion, of the remaining 500 warrants are only exercisable if the lending banks extend the credit agreement beyond the original maturity date for pre-determined periods. Using a Black-Scholes valuation model the Company valued the warrants at approximately $600 which will be charged to income pro-rata over the term of the credit agreement with respect to the 250 shares immediately exercisable and over the extension, if any, with respect to the remaining 500 shares.

  d. In April 1999, in conjunction with the sale of common stock, the Company issued 5-year incentive warrants for approximately 327 shares of the Company's common stock at an exercise price of $3.96 per share, subject to anti-dilution adjustments. The incentive warrants are exercisable, beginning 18 months after closing, at any time during their 5-year term.

  e. In July 1999, the Company sold warrants to purchase approximately 3,090 shares of the Company's common stock at an exercise price of $4.02 per share for proceeds of $4,250, in a private placement.

  f. Warrants issued to placement agent in connection with the sale of warrants and common stock.

     PREPAID AND INCENTIVE WARRANTS -- On February 23, 1999, the Company completed a private placement of its equity securities consisting of 5-year prepaid common stock purchase warrants ("prepaid warrants") with a stated value of $11,000 and 5-year incentive common stock purchase warrants ("incentive warrants") to purchase approximately 592 shares of the Company's common stock upon payment of an exercise price of $3.96 per share. These securities were sold to four institutional investors. At the closing, the Company received gross proceeds of $11,000 from the issuance of the prepaid warrants and incentive warrants, and net proceeds of $9,763 after placement agent fees and other expenses of the transaction. The Company also issued to the placement agent 5-year incentive warrants to purchase 630 shares of common stock at an exercise price of $3.96 per share. The market price of the Company's common stock on the placement closing date was $3.03 per share. As of September 30, 1999, there were issued and outstanding $11,000 in stated value of prepaid warrants, plus accrued premium of $463, and incentive warrants to purchase a total of approximately 1,222 shares of common stock.

     Each prepaid warrant is exercisable at the lower of $3.96 per share or 95% of the average of the three lowest closing bid prices of the Company's common stock during the 20-day trading period ending on the date of notice of exercise. On September 30, 1999, the exercise price would have been $3.55. The prepaid warrants bear an annual premium of 7% per annum, payable in cash or, at the Company's option, in shares of the Company's common stock, and are initially exercisable, to the extent of 25% of the total number of shares issuable, commencing on the 180th day (August 19, 1999) following their issuance, increasing by increments of 25% every 90 days thereafter so that after the passage of 450 days following the date of original issuance, the prepaid warrants will have become fully exercisable. The incentive warrants are exercisable at any time during their 5-year term.

     The holders of the prepaid warrants can require that the Company redeem the prepaid warrants in cash in the event of default by the Company under the warrant agreement. An event of default as defined under the warrant agreement includes failure to keep the Company's stock listed on a major exchange, failure to file registration statements and to have such registration statements declared effective, failure to make the shares underlying the warrants available for exercise, merger into another entity where the Company is not the surviving entity, bankruptcy proceedings, and failure to follow other material provisions of the agreement.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11.  STOCKHOLDERS' EQUITY -- (CONTINUED)
     In the event of a default the Company may be required to pay the greater of 105% of the stated value of the prepaid warrants inclusive of accrued but unpaid premium or an amount based on the highest closing bid price of the Company's common stock during the default period.

     The prepaid warrants are subject to call at the Company's option if both, during the 20-day trading day period immediately preceding the date of the Company's notice of redemption the average closing bid price, and on the date of the Company's notice of redemption the closing bid price, of the Company's common stock is less than $3.96 per share, subject to anti-dilution adjustment, at a cash price equal to 120% of the exercise amount of the prepaid warrants, inclusive of earned premium, called for redemption. Such call right may be exercised by the Company up to four times during the term of the prepaid warrants. The prepaid warrants are also subject to redemption by the Company, at the Company's option, if their exercise price falls below $2.50 per share. The prepaid warrants have been recorded outside of stockholder's equity because the warrant holders can require the Company to redeem the prepaid warrants under certain circumstances outside the Company's control.

     The incentive warrants have been included in stockholders' equity in the amount of $1,120, which reflects their estimated fair value. The prepaid warrants have been recorded at $8,643, which reflects the amount of the net proceeds received for the issuance of the prepaid warrants and incentive warrants, less the value assigned to the incentive warrants. The premium of $463 for the year ended September 30, 1999, on the prepaid warrant is included in the net loss attributable to all common stockholders. Under accounting literature in effect at the date of issue of the prepaid warrants, the exercise terms of the prepaid warrants were not considered to be a beneficial conversion feature.

     Had the accounting requirements of EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5"), which is effective for instruments issued after May 20, 1999, been in effect at the time of issuance of the prepaid warrants, the exercise terms of the prepaid warrants would have been considered a beneficial conversion feature and valued at approximately $1,120. This amount would have been recorded as a discount to the amount recorded as prepaid warrants and amortized over the period to initial exerciseability of the prepaid warrants resulting in an increase of approximately $807 for the year ended September 30, 1999 in net loss attributable to common shareholders.

     STOCK OPTION PLANS -- The Company has several stock option plans which provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors' Stock Option Committee. Such options vest over a period of three to five years. All options issued by the Company to date have exercise prices which were equal to market value of the Company's common stock at the date of grant.

     Shares granted and canceled during fiscal 1998 include a stock option re-pricing offered by the Company to existing stock option holders of unexercised options of each of the Company's stock option plans, excluding members of the Board of Directors and certain corporate officers. Options granted prior to June 26, 1998 were eligible for replacement under the terms of the stock option re-pricing. At their election, stock option holders could surrender their unexercised stock options for a proportionately lower amount of stock options, based on a formula, at an exercise price of $4.13 per share, the fair value of the Company's common stock on June 26, 1998. A total of approximately

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11.  STOCKHOLDERS' EQUITY -- (CONTINUED)
2,169 options, with exercise prices ranging from $5.19 per share to $19.50 per share, were canceled, and approximately 1,446 options were reissued at an exercise price of $4.13 per share. Reissued stock options vest 40% on the six-month anniversary of the replacement date and 60% on the date specified in the original option grant. The expiration date of these reissued options are as specified in the original option grant. The options were priced in excess of market value on the measurement date and accordingly, no compensation was recognized.

     The following table sets forth summarized information concerning the Company's options to purchase common stock:

                                                          NUMBER OF     EXERCISE
                                                           SHARES     PRICE RANGE
                                                          ---------   ------------
Options outstanding at October 1, 1996..................    2,961     $0.53-$38.72
  Granted...............................................    2,660      7.71- 19.00
  Canceled or expired...................................   (1,636)     0.81- 38.72
  Exercised.............................................     (293)     0.53- 15.34
                                                           ------     ------------
Options outstanding at September 30, 1997...............    3,692      0.75- 34.42
  Granted...............................................    2,943      3.19- 16.94
  Canceled or expired...................................   (2,926)     2.20- 34.42
  Exercised.............................................     (138)     0.75- 10.00
                                                           ------     ------------
Options outstanding at September 30, 1998...............    3,571       1.00-19.38
  Granted...............................................    1,424       2.00- 4.38
  Canceled or expired...................................   (1,038)      1.53-18.25
  Exercised.............................................      (48)      1.00- 3.75
                                                           ------
Options outstanding at September 30, 1999...............    3,909       1.00-19.38
                                                           ======
Options exercisable at September 30, 1999...............    1,211
                                                           ======
                         September 30, 1998.............      548
                                                           ======
Shares reserved for issuance at September 30, 1999......      966
                                                           ======

     Weighted average option exercise price information for the fiscal years ended September 30, 1999, 1998 and 1997 was as follows:

                                                           1999     1998     1997
                                                           -----   ------   ------
Outstanding at beginning of year.........................  $6.94   $11.08   $12.14
Granted during the year..................................   2.61     6.68    12.86
Exercised during the year................................   2.19     2.36     4.14
Canceled, terminated and expired.........................   8.64    11.88    16.51
Exercisable at year end..................................   4.74     7.12     5.86

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees", and related interpretations in accounting for its option plans. Accordingly, as all options have been granted at exercise prices greater than or equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11.  STOCKHOLDERS' EQUITY -- (CONTINUED)
based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation", the Company's net income (loss) and earnings per share would have been reduced (increased) by approximately $(4,485), $(5,961) and $5,032 or $(0.17), $(0.24) and $0.21 per share in fiscal 1999, 1998 and 1997, respectively. The weighted average fair value of the options granted during fiscal 1999, 1998 and 1997 is estimated at $2.01, $3.99 and $7.44 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions for fiscal 1999, 1998 and 1997, respectively: volatility of 95%, 70% and 64%, risk-free interest rate of 6.02%, 4.30% and 5.83%, and an expected life of five years in fiscal 1999, 1998 and 1997.

12.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

            FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1999 AND 1998:

                                                             1999
                                            ---------------------------------------
                                             FIRST    SECOND     THIRD      FOURTH
                                            QUARTER   QUARTER   QUARTER    QUARTER
                                            -------   -------   --------   --------
Revenues..................................  $29,405   $27,294   $ 31,260   $ 40,271
Gross profit..............................   12,571    11,861     14,243     18,029
Net income (loss) attributable to common
  stockholders............................   (2,272)   (4,189)    (3,354)        94
Net income (loss) per share:
  Basic and diluted.......................    (0.09)    (0.17)     (0.13)      0.00

                                                             1998
                                            ---------------------------------------
                                             FIRST    SECOND     THIRD      FOURTH
                                            QUARTER   QUARTER   QUARTER    QUARTER
                                            -------   -------   --------   --------
Revenues..................................  $53,788   $47,727   $ 39,090   $ 28,402
Gross profit..............................   26,043    21,041     10,919     (2,001)
Net income (loss).........................    3,543    (5,672)   (15,433)   (22,943)
Net income (loss) per share:
  Basic and diluted.......................     0.14     (0.23)     (0.63)     (0.92)

     During fiscal 1998, the Company recorded inventory provisions of $4,500 in the third quarter and $12,062 in the fourth quarter, which reduced gross profit. The Company also recorded severance and other charges of $3,184 in the second quarter, $2,420 in the third quarter and $1,011 in the fourth quarter of fiscal 1998.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13.  CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

  MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

     During fiscal 1999, no customer accounted for more than 10% of total revenues. In fiscal 1998 and 1997, revenues from a single customer represented 20% and 23% of total revenues, respectively. No other customer accounted for more than 10% of total revenues for fiscal 1998 and 1997.

  GEOGRAPHIC OPERATIONS

     For the purposes of segment reporting, management considers the Company to operate in two segments of the machine vision industry. Operations by geographic area are summarized as follows:

             FISCAL YEAR                 UNITED
       ENDED SEPTEMBER 30, 1999          STATES    EUROPE    ELIMINATIONS   CONSOLIDATED
       ------------------------         --------   -------   ------------   ------------
Revenues from unaffiliated
  customers...........................  $117,924   $10,306     $    --        $128,230
Transfers between geographic areas....     4,405                (4,405)             --
                                        --------   -------     -------        --------
     Total revenues...................  $122,329   $10,306     $(4,405)       $128,230
                                        ========   =======     =======        ========
Income (loss) before income tax
  provision...........................  $ (7,511)  $(1,747)    $    --        $ (9,258)
                                        ========   =======     =======        ========
Identifiable assets...................  $125,911   $ 6,821     $(9,531)       $123,201
                                        ========   =======     =======        ========

             FISCAL YEAR                 UNITED
       ENDED SEPTEMBER 30, 1998          STATES    EUROPE    ELIMINATIONS   CONSOLIDATED
       ------------------------         --------   -------   ------------   ------------
Revenues from unaffiliated
  customers...........................  $154,451   $14,556          --        $169,007
Transfers between geographic areas....     4,852        --     $(4,852)             --
                                        --------   -------     -------        --------
     Total revenues...................  $159,303   $14,556     $(4,852)       $169,007
                                        ========   =======     =======        ========
Income (loss) before income tax
  provision (benefit).................  $(36,529)  $(3,747)    $  (229)       $(40,505)
                                        ========   =======     =======        ========
Identifiable assets...................  $123,312   $ 7,979     $(9,720)       $121,571
                                        ========   =======     =======        ========

             FISCAL YEAR                 UNITED
       ENDED SEPTEMBER 30, 1997          STATES    EUROPE    ELIMINATIONS   CONSOLIDATED
       ------------------------         --------   -------   ------------   ------------
Revenues from unaffiliated
  customers...........................  $152,530   $16,812     $    --        $169,342
Transfers between geographic areas....     4,611        --      (4,611)             --
                                        --------   -------     -------        --------
     Total revenues...................  $157,141   $16,812     $(4,611)       $169,342
                                        ========   =======     =======        ========
Income (loss) before income tax
  provision...........................  $  2,120   $  (721)    $    (6)       $  1,393
                                        ========   =======     =======        ========
Identifiable assets...................  $136,448   $ 8,451     $(4,976)       $139,923
                                        ========   =======     =======        ========

     Total revenues to customers outside the U.S. were $71,352, $108,711 and $115,854 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13.  CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION -- (CONTINUED)
     Export sales from the Company's United States operations to unaffiliated customers, which are generally denominated in U.S. dollars, for the fiscal years ended September 30, 1999, 1998 and 1997 were as follows:

                                                               1999      1998      1997
                                                              -------   -------   -------
Europe......................................................  $ 6,686   $ 7,501   $16,413
Asia/Pacific Rim............................................   52,724    84,606    80,714
Other.......................................................    1,636     2,048     1,915
                                                              -------   -------   -------
     Total..................................................  $61,046   $94,155   $99,042
                                                              =======   =======   =======

  SEGMENT INFORMATION

     The Company operates in two reportable segments servicing the machine vision industry. The Company has determined segments primarily based on the nature of the products offered. The Semiconductor Equipment Group is comprised of our Electronics division, as well as wholly-owned subsidiaries, Systemation Engineered Products ("Systemation") and Vanguard Automation, Inc, ("Vanguard"). The Electronics division supplies inspection equipment to the semiconductor industry; Systemation offers tape and reel component processing systems designed to handle and inspect chip scale packages ("CSP") and ball grid array ("BGA") packages; and, Vanguard is a supplier of BGA and CSP equipment for the semiconductor and connection industries. The Company's other segment is the Acuity CiMatrix division. The Acuity CiMatrix division designs, manufactures and markets 1-D and 2-D data collection products and barcode reading systems, as well as 2-D machine vision systems and lighting products for use in industrial automation.

     The accounting policies of each segment are the same as those described in
Note 1. Sales between segments are determined based on an intercompany price that is consistent with external customers. Intersegment sales by the Acuity CiMatrix division were $1,300, $2,900 and $600 for fiscal 1999, 1998 and 1997, respectively. Other income (loss) is comprised of corporate general and administrative expenses. Other assets are comprised primarily of deferred taxes and corporate accounts. Although certain research activities are conducted by the Acuity CiMatrix division for the Semiconductor Equipment Group, research and development expenses are reported in the segment where the costs are incurred. The Company's strategy is to maximize the synergies between the segments. As such, the Company generally manages its resources on an enterprise-wide basis, taking into account segment information along with information about resources shared in cooperative programs among the segments. The following table presents information about the Company's reportable segments for the years ended September 30:

                                                      1999       1998       1997
                                                    --------   --------   --------
REVENUES:
Semiconductor Equipment...........................  $ 82,793   $122,003   $118,182
Acuity CiMatrix...................................    45,437     47,004     51,160
                                                    --------   --------   --------
     Total Revenues...............................  $128,230   $169,007   $169,342

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13.  CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION -- (CONTINUED)

                                                      1999       1998       1997
                                                    --------   --------   --------
INCOME (LOSS) FROM OPERATIONS:
Semiconductor Equipment...........................  $     41   $(16,867)  $  4,973
Acuity CiMatrix...................................    (1,464)   (12,856)    (3,271)
Other.............................................    (7,260)    (8,511)        --
                                                    --------   --------   --------
     Total income (loss) from operations..........  $ (8,683)  $(38,234)  $  1,702
                                                    ========   ========   ========
DEPRECIATION AND AMORTIZATION:
Semiconductor Equipment...........................  $  7,375   $  5,943   $  4,009
Acuity CiMatrix...................................     3,396      2,826      1,886
                                                    --------   --------   --------
     Total depreciation and amortization..........  $ 10,771   $  8,769   $  5,895
                                                    ========   ========   ========
TOTAL ASSETS
Semiconductor Equipment...........................  $ 79,800   $ 78,441
Acuity CiMatrix...................................    32,286     35,415
Other.............................................    11,115      7,715
                                                    --------   --------
     Total Assets.................................  $123,201   $121,571
                                                    ========   ========

14.  EARNINGS PER SHARE

     The calculations for earnings per share for the fiscal years ended September 30, 1999, 1998 and 1997 are as follows (in thousands, except per share amounts):

                                                       1999       1998      1997
                                                      -------   --------   -------
Net income (loss)...................................  $(9,721)  $(40,505)  $   648
                                                      =======   ========   =======
Weighted average number of common shares -- basic...   25,669     24,613    23,718
Assumed number of shares issued from common share
  equivalents.......................................       --         --       249
                                                      -------   --------   -------
Weighted average number of common and common
  equivalent shares -- diluted......................   25,669     24,613    23,967
                                                      =======   ========   =======
Net income (loss) per share -- basic................  $ (0.38)  $  (1.65)  $  0.03
                                                      =======   ========   =======
Net income (loss) per share -- diluted..............  $ (0.38)  $  (1.65)  $  0.03
                                                      =======   ========   =======

     For the years ended September 30, 1999 and 1998, the Company had potential common shares equivalents excluded from the earnings per shares calculation of 2,500 and 594 respectively as they were considered anti-dilutive.

                FINANCIAL STATEMENT SCHEDULE II -- VALUATION AND

                        QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                               COLUMN C
                                                              ----------
                                     COLUMN A     COLUMN B    ADDITIONAL                  COLUMN E
                                    ----------   ----------   CHARGES TO     COLUMN D     ---------
                                    BALANCE AT   CHARGES TO     OTHER      ------------    BALANCE
                                    BEGINNING     COST AND    ACCOUNTS--   DEDUCTIONS--   AT END OF
           DESCRIPTION              OF PERIOD     EXPENSES     DESCRIBE      DESCRIBE      PERIOD
           -----------              ----------   ----------   ----------   ------------   ---------
Year Ended September 30, 1999:
  Allowance for doubtful
     accounts.....................   $ 1,000      $   202        $--          $  310(1)    $   892
                                     -------      -------        ---          ------       -------
  Reserve for excess and obsolete
     inventory....................   $14,741      $   418        $--          $8,405(1)    $ 6,754
                                     -------      -------        ---          ------       -------
Year Ended September 30, 1998:
  Allowance for doubtful
     accounts.....................   $ 2,716      $   329        $--          $2,045(1)    $ 1,000
                                     =======      =======        ===          ======       =======
  Reserve for excess and obsolete
     inventory....................   $ 3,836      $16,562        $--          $5,657(1)    $14,741
                                     =======      =======        ===          ======       =======
Year Ended September 30, 1997:
  Allowance for doubtful
     accounts.....................   $ 1,400      $ 1,924        $--          $  608(1)    $ 2,716
                                     -------      -------        ---          ------       -------
  Reserve for excess and obsolete
     inventory....................   $ 3,960      $ 1,435        $--          $1,559(1)    $ 3,836
                                     -------      -------        ---          ------       -------

-------------------------
(1) Amounts written off.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1999            1999
                                                              ------------    -------------
                                          ASSETS
Current Assets:
  Cash and cash equivalents.................................   $   2,367        $   6,293
  Accounts receivable, net..................................      45,258           37,502
  Inventories...............................................      33,535           32,553
  Prepaid expenses and other current assets.................       2,524            1,288
                                                               ---------        ---------
          Total current assets..............................      83,684           77,636
  Plant and equipment, net..................................      11,693           12,281
  Deferred income taxes.....................................       8,820            8,820
  Goodwill, net of accumulated amortization of $1,564 and
     $1,434.................................................       5,120            5,250
  Software development costs, net...........................      14,158           13,965
  Other assets..............................................       7,062            5,249
                                                               ---------        ---------
                                                               $ 130,537        $ 123,201
                                                               =========        =========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current portion of long-term debt.......   $  35,561        $  35,627
  Accounts payable..........................................      24,819           21,093
  Accrued expenses and other current liabilities............      16,573           16,531
                                                               ---------        ---------
          Total current liabilities.........................      76,953           73,251
  Long-term debt............................................       4,755            2,855
                                                               ---------        ---------
          Total liabilities.................................      81,708           76,106
  Commitments and contingencies.............................
  Prepaid warrants..........................................       9,298            9,105
  Stockholders' Equity:
  Common stock, $0.01 par value; shares authorized 75,000;
     issued and outstanding Dec. 1999 -- 27,438 and Sept.
     1999 -- 27,354.........................................         274              274
  Additional paid-in capital................................     179,883          179,466
  Accumulated deficit.......................................    (140,551)        (141,683)
  Accumulated other comprehensive income....................         (75)             (67)
                                                               ---------        ---------
          Total stockholders' equity........................      39,531           37,990
                                                               ---------        ---------
                                                               $ 130,537        $ 123,201
                                                               =========        =========



            See notes to unaudited consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                               1999      1998
                                                              -------   -------
Revenues....................................................  $47,080   $29,405
Cost of revenues............................................   26,256    16,834
                                                              -------   -------
Gross profit................................................   20,824    12,571
                                                              -------   -------
Operating costs and expenses:
Research and development expenses...........................    5,863     5,590
Selling, general and administrative expenses................   12,537    11,216
                                                              -------   -------
Income (loss) from operations...............................    2,424    (4,235)
Gain on sale of assets......................................       --    (2,798)
Interest expense, net.......................................    1,071       835
                                                              -------   -------
Income (loss) before income taxes...........................    1,353    (2,272)
Provision (benefit) for income taxes........................       27        --
                                                              -------   -------
Net income (loss)...........................................    1,326    (2,272)
Premium on prepaid warrants.................................      193        --
                                                              -------   -------
Net income (loss) attributable to common stockholders.......  $ 1,133   $(2,272)
                                                              =======   =======
Net income (loss) per share:
  Basic.....................................................  $  0.04   $ (0.09)
  Diluted...................................................  $  0.04   $ (0.09)
Weighted Average shares:
  Basic.....................................................   27,373    24,876
  Diluted...................................................   30,492    24,876



            See notes to unaudited consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES



                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


             FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998


                                 (IN THOUSANDS)



                                                               1999      1998
                                                              -------   -------
OPERATING ACTIVITIES
Net income (loss)...........................................  $ 1,326   $(2,272)
Adjustments to reconcile net income (loss) to net cash used
  in operating activities:..................................
  Depreciation and amortization.............................    2,396     2,632
  Gain on sale of assets....................................       --    (2,798)
  Changes in operating assets and liabilities (net of
    effects of business acquired):
    Accounts receivable.....................................   (7,756)    1,830
    Inventories.............................................     (982)    4,432
    Prepaid expense and other current assets................   (1,236)     (241)
    Other assets............................................       63      (247)
    Accounts payable........................................    3,726     1,952
    Accrued expenses and other current liabilities..........       42    (1,526)
                                                              -------   -------
    Net cash (used in) operating activities.................   (2,421)     (142)
                                                              -------   -------
INVESTING ACTIVITIES:
Additions to plant and equipment, net.......................     (739)      (46)
Additions to software development costs.....................   (1,009)   (1,501)
Proceeds from sale of assets................................       --     4,050
                                                              -------   -------
    Net cash (used in) provided by investing activities.....   (1,748)    2,503
                                                              -------   -------
FINANCING ACTIVITIES:
Proceeds from the exercise of stock options and warrants....      416        --
Net payments of short-term borrowings.......................      (66)   (2,025)
Repayment of long-term borrowings...........................     (100)     (104)
                                                              -------   -------
    Net cash provided by (used in) financing activities.....      250    (2,129)
                                                              -------   -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................       (7)       --
                                                              -------   -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........   (3,926)      232
CASH AND CASH EQUIVALENTS:
  Beginning of year.........................................    6,293     2,421
                                                              -------   -------
  End of period.............................................  $ 2,367   $ 2,653
                                                              =======   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $ 1,985   $   835
                                                              =======   =======
Taxes paid..................................................  $    --   $    --
                                                              =======   =======
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of subordinated note payable in connection with
  asset purchase agreement..................................  $ 2,000        --
                                                              =======   =======



            See notes to unaudited consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES



              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



1.  CONSOLIDATED FINANCIAL STATEMENTS



     The Consolidated Balance Sheet of Robotic Vision Systems, Inc. and Subsidiaries (the "Company") as of December 31, 1999, the Consolidated Statements of Operations for the three month periods ended December 31, 1999 and 1998 and the Consolidated Statements of Cash Flows for the three month periods ended December 31, 1999 and 1998 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial condition, results of operations and cash flows at December 31, 1999 and for all periods presented have been made.



     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-K for the year ended September 30, 1999. The results of operations for the period ended December 31, 1999 are not necessarily indicative of the operating results for the full year.



2.  INVENTORIES



     Inventories at December 31, 1999 and September 30, 1999 consisted of the following:



                                                 DECEMBER 31,    SEPTEMBER 30,
                                                     1999            1999
                                                 ------------    -------------
Raw Materials..................................    $17,978          $16,817
Work-in-Process................................      7,322            7,360
Finished Goods.................................      8,235            8,376
                                                   -------          -------
          Total................................    $33,535          $32,553
                                                   =======          =======



3.  NOTES PAYABLE



     The Company has a revolving credit agreement with three domestic banks which is collateralized by substantially all of the domestic tangible and intangible assets of the Company. The agreement expires on March 17, 2000. At December 31, 1999, the Company had borrowings of $35,325 outstanding, which reflect the maximum commitment under the agreement and currently bears interest at the prime rate plus 2% or 10.5%. The agreement contains certain financial covenants, including minimum levels of profitability, liquidity and net worth. In the third quarter of fiscal 1999, the agreement was amended to establish new financial covenants, with which the Company is currently in compliance. The Company is working to replace the revolving credit agreement.



4.  SALE OF PRODUCT LINE



     In December 1998, the Company sold its Aircraft Safety product line to a subsidiary of B.F. Goodrich for $4,050 in cash. The Company no longer considered this technology a key component of its product portfolio or future strategic direction. The Company sold certain inventory, equipment and intellectual property in the transaction, resulting in a gain of $2,798. Proceeds from the sale were used for working capital requirements and to repay $2,025 of outstanding bank debt.

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                    (IN THOUSAND, EXCEPT PER SHARE AMOUNTS)



5.  EARNINGS PER SHARE



     Basic net income (loss) per share is computed using the weighted average number of shares outstanding during each period. Diluted net income per share reflects the effect of the Company's outstanding stock options and warrants (using the treasury stock method), except where such options and warrants would be anti-dilutive. The calculations for earnings per share for the three months ended December 31, 1999 and 1998 are as follows:



                                                       1999       1998
                                                      -------    -------
Net income (loss)...................................  $ 1,133    $(2,272)
Weighted average number of common shares -- basic...   27,373     24,876
Assumed number of shares issued from common share
  equivalents.......................................    3,119         --
                                                      -------    -------
Weighted average number of common and common
  equivalent shares -- diluted......................   30,492     24,876
                                                      =======    =======
Net income (loss) per share -- basic................  $  0.04    $ (0.09)
                                                      =======    =======
Net income (loss) per share -- diluted..............  $  0.04    $ (0.09)
                                                      =======    =======



For the three months ended December 31, 1998, any such common stock equivalents were anti-dilutive due to the loss for the period. For the three months ended December 31, 1999 and 1998, the Company had potential common share equivalents excluded from the earnings per share calculation of 4,161 and 3,688, respectively, as they were considered anti-dilutive.



6.  COMPREHENSIVE INCOME (LOSS)



     Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Currently, in addition to net income or loss, the only item that the Company currently records as other comprehensive income or loss is the change in the cumulative translation adjustment resulting from the changes in exchange rates and the effect of those changes upon translation of the financial statements of the Company's foreign operations. For the three months ended December 31, 1999 and 1998, total comprehensive income (loss) of $1,125 and $(2,272), respectively, included net income (loss) of $1,133 and $(2,272), respectively, and foreign currency translation adjustments of $(8) and $0, respectively.



7.  SEGMENT INFORMATION



     The Company operates in two reporting segments servicing the machine vision industry. Intersegment sales by the Acuity CiMatrix division were $378 and $467 for the first quarter of fiscal 1999 and 1998, respectively. Other income (loss) is comprised of corporate general and administrative expenses. Although certain research activities are conducted by the Acuity CiMatrix division for the Semiconductor Equipment Group, research and development expenses are reported in the segment where the costs are incurred. The Company's strategy is to maximize the synergies between the segments. As such, the Company generally manages its resources on an enterprise-wide basis, taking into account segment information along with information about resources shared in

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                    (IN THOUSAND, EXCEPT PER SHARE AMOUNTS)



cooperative programs among the segments. The following table presents information about the Company's reportable segments for the quarters ended December 31:



                                                       1999       1998
                                                      -------    -------
REVENUES:
Semiconductor Equipment.............................  $35,272    $17,722
Acuity CiMatrix.....................................   11,808     11,683
                                                      -------    -------
Total Revenues......................................  $47,080    $29,405
                                                      =======    =======
INCOME (LOSS) FROM OPERATIONS
Semiconductor Equipment.............................  $ 3,826    $(2,084)
Acuity CiMatrix.....................................     (121)    (1,062)
Other...............................................   (1,280)    (1,089)
                                                      -------    -------
Total income (loss) from operations.................  $ 2,424    $(4,235)
                                                      =======    =======
DEPRECIATION AND AMORTIZATION
Semiconductor Equipment.............................  $ 1,777    $ 1,998
Acuity CiMatrix.....................................      619        634
                                                      -------    -------
Total depreciation and amortization.................  $ 2,396    $ 2,632
                                                      =======    =======



8.  ACQUISITION OF INTELLECTUAL PROPERTY RIGHTS



     In December 1998, Acuity CiMatrix introduced the MXi, the first hand-held imager for reading digital direct part marks, 1-D barcodes and new, digital 2-D symbologies, such as the Data Matrix code. The MXi is a result of a joint development and marketing arrangement with Polaroid. In November 1999, we acquired Polaroid's interest in the MXi, including all relevant intellectual property rights, for $2.0 million and our agreement to pay Polaroid a 10-year royalty upon net sales of the MXi. Our $2.0 million obligation to Polaroid is evidenced by a five-year subordinated note, which bears interest at 11% and is payable at maturity. The note is convertible into shares of our common stock at $8.00 per share if conversion were to occur on or before November 10, 2004 and, thereafter, the higher of $4.25 or the then fair market value per share. We concurrently entered into an agreement with Polaroid calling for it to manufacture this product on our behalf.

             ------------------------------------------------------
             ------------------------------------------------------

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................    1
Risk Factors........................    5
Cautionary Statement Regarding
  Forward-Looking Statements........    8
Use of Proceeds.....................    9
Price Range of Common Stock.........    9
Dividend Policy.....................    9
Capitalization......................   10
Selected Consolidated Financial
  Information.......................   11
Business............................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   22
Management..........................   31
Selling Shareholder.................   33
Underwriting........................   34
Legal Matters.......................   35
Experts.............................   35
Where You Can Find More
  Information.......................   36
Incorporation of Certain Documents
  by Reference......................   36
Index to Consolidated Financial
  Statements and Financial Statement
  Schedule..........................  F-1


             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                5,250,000 SHARES

                          ROBOTIC VISION SYSTEMS, INC.

                         [ROBOTIC VISION SYSTEMS LOGO]
                            ------------------------
                                   PROSPECTUS
                                           , 2000
                            ------------------------
                                  ING BARINGS

                          PRUDENTIAL VOLPE TECHNOLOGY
                        A UNIT OF PRUDENTIAL SECURITIES

                           MCDONALD INVESTMENTS INC.
             ------------------------------------------------------
             ------------------------------------------------------

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES

                    (IN THOUSAND, EXCEPT PER SHARE AMOUNTS)


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth various expenses, other than underwriting discounts, which will be incurred in connection with this offering:



SEC registration fee........................................  $   21,078
NASD filing fee.............................................       8,742
Blue sky fees and expenses..................................         200
Printing expenses...........................................     250,000
Legal fees and expenses.....................................     250,000
Accounting fees and expenses................................     150,000
Miscellaneous expenses......................................      20,000
                                                              ----------
                                                              $  700,000
                                                              ==========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Except as set forth in this Item 15, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

     Article SIXTH of the Restated Certificate of Incorporation of the registrant provides that registrant shall, to the full extent permitted by
Section 145 of the Delaware General Corporation Law, as amended, from time to time ("DGCL"), indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the DGCL grants the registrant the power to indemnify existing and former directors, officers, employees and agents of the registrant who are sued or threatened to be sued because they are or were directors, officers, employees and agents of the registrant.

     Reference is also made to Section 6(b) of the underwriting agreement filed as Exhibit 1.1 to the registration statement for information concerning the underwriters' obligation to indemnify the registrant and its officers and directors in certain circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------   ------------------------------------------------------------
 1.1*     Form of Underwriting Agreement between registrant and the
          underwriters
 4.1*     Specimen certificate representing registrant's common stock
 4.2      Registrant's Restated Certificate of Incorporation(1)
 4.3      Amendments to registrant's Restated Certificate of
          Incorporation of registrant(2)
 4.4      Registrant's Bylaws, as amended(3)
 4.5      Rights Agreement, dated as of May 14, 1998, between
          Registrant and American Stock Transfer & Trust Company(3)
 5.1      Opinion of Cooperman Levitt Winikoff Lester & Newman, P.C.
23.1      Consent of Deloitte & Touche LLP
23.2      Consent of Cooperman Levitt Winikoff Lester & Newman, P.C.
          (contained in their opinion included under Exhibit 5.1)
24.1      Power of Attorney (comprises a portion of the signature page to this registration statement)


-------------------------

 *  Previously filed with this Registration Statement


(1) Filed as an exhibit to registrant's registration statement on Form S-4, File No. 333-08633.

(2) Filed as an exhibit to registrant's registration statement on Form S-1, File No. 333-76927.

(3) Filed as an exhibit to registrant's current report on Form 8-K dated May 20, 1998.

ITEM 17.  UNDERTAKINGS.

     The undersigned the registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to Item 15 of Part II of the registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, Commonwealth of Massachusetts, on February 1, 2000.


                                          ROBOTIC VISION SYSTEMS, INC.

                                          By: /s/ PAT V. COSTA
                                            ------------------------------------
                                              Pat V. Costa
                                              Chairman, President and
                                              Chief Executive Officer

     Each of the undersigned officers and directors of Robotic Vision Systems, Inc. hereby constitutes and appoints each of Pat V. Costa and Frank D. Edwards as true and lawful, attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable Robotic Vision Systems, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


SIGNATURE                                                TITLE                           DATE
---------                                                -----                           ----
/s/ PAT V. COSTA                       Chairman, President and Chief Executive     February 1, 2000
------------------------------------   Officer (Principal Executive Officer)
Pat V. Costa

/s/ FRANK D. EDWARDS                   Chief Financial Officer and Treasurer       February 1, 2000
------------------------------------   (Principal Financial and Accounting
Frank D. Edwards                       Officer)

/s/ HOWARD STERN                       Director                                    February 1, 2000
------------------------------------
Howard Stern

/s/ FRANK DIPIETRO                     Director                                    February 1, 2000
------------------------------------
Frank DiPietro

/s/ JAY M. HAFT                        Director                                    February 1, 2000
------------------------------------
Jay M. Haft

SIGNATURE                                                TITLE                           DATE
---------                                                -----                           ----
/s/ TOMAS KOHN                         Director                                    February 1, 2000
------------------------------------
Tomas Kohn

/s/ DONALD J. KRAMER                   Director                                    February 1, 2000
------------------------------------
Donald J. Kramer

/s/ MARK J. LERNER                     Director                                    February 1, 2000
------------------------------------
Mark J. Lerner

/s/ ROBERT H. WALKER                   Director                                    February 1, 2000
------------------------------------
Robert H. Walker